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To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	30/10/08
No. of pages including this one	23

[redacted]

08005714

Citigate Dewe Rogerson

SUPPL

Please find attached the following two Erste Bank releases:

Erste Group achieves strong operating profit in a difficult market environment

Erste Group further strengthens its core capital base by EUR 2.7 bn

ERSTE GROUP

Vienna, 30 October 2008

INVESTOR INFORMATION

Erste Group achieves strong operating profit in a difficult market environment

Highlights[1]**:**

- **A rise of more than 23.2% in the operating result** to EUR 2,193.5 million in the first three quarters of 2008 demonstrates the strength of the retail business in Central and Eastern Europe. The increase was achieved thanks to **strong net interest income** (+25.6% to EUR 3,573.3 million) and despite the very weak net trading result. Net profit after minorities increased by 74.6% in the first three quarters to EUR 1,463.0 million (adjusted for the sale of the insurance business by +2.8% to EUR 861.7 million). **Cash return on equity** reached 22.2% (13.6% when adjusted for the sale of the insurance business) and the **cost/income ratio improved** to 58.2% (compared to 59.2% at the end of 2007[2]).
- **Continued strong deposit and loan growth in Central and Eastern Europe.** Despite the deterioration in sentiment towards CEE over the past weeks, the CEE subsidiaries performed very satisfactorily in the first nine months of 2008: net interest margin at 4.5% remained at a high level, while operating result advanced by 52% to EUR 1.36 billion.
- **Strong capital base.** Shareholders' equity rose to EUR 9.7 billion thanks to the continued profitability of the Erste Group and the sale of the insurance business.
- **Strong liquidity position.** The **loan/deposit ratio remained stable at below 115%** throughout the whole year, and is expected to stay there for the remainder of the year. Short-term liquidity is also fully secured over the year-end, while long-term funding volume reached EUR 6 billion, covering not only this year's needs but also part of the 2009 funding requirements at costs **of below 40 bps above Euribor.**
- **Effects of the financial crisis on net profit after minorities.** Market conditions led to mark-to-market revaluations of the ABS/CDO portfolio of EUR 18.1 million for the third quarter. However, due to the quality of the underlying assets there is still no impairment expected for 2008. Write-downs related to the Lehman Brothers exposure amounted to EUR 25.5 million post-tax.
- **Outlook for 2008.** Operating result is expected to grow by 15% in 2008. Operating expenses in the fourth quarter are set to be below those in the third quarter. **For the fourth quarter a positive net result** is expected despite the negative capital market environment and write-downs related to the Iceland exposure.

[1] Following the sale of the insurance business and of two other investments in Romania, according to the rules of IFRS 5 a new item has been introduced in the income statement (the previous "Result from insurance business" position has now been reclassified as "Post-tax profit from discontinued operations") and in the balance sheet. Two savings banks joined the Austrian Savings Banks in December 2007 and four additional savings banks in January 2008 and are therefore being incorporated in the consolidated financial statement from this point in time. Furthermore, Diners Club Adriatic Croatia (DCA) has been part of the consolidated financial statement since 2 April 2007 and ABS Banka, Bosnia, acquired by Steiermärkische Sparkasse, since 3 April 2007, and were therefore not included for the whole of the reporting period in the previous year. This results in an – albeit minor – distortion of the rates of change compared with the comparative periods for the previous year.

[2] Adjusted for the change caused by IFRS – see footnote 1.

Earnings performance in brief

Operating income in the first three quarters of 2008 increased despite the declining net trading result (-36.7% to EUR 184.9 million) by 16.9% to EUR 5,247.2 million. This was mainly due to strong net interest income (+25.6% to EUR 3,573.3 million). **General administrative expenses** rose by 12.7% to EUR 3,053.7 million. The **operating result** was up 23.2% to EUR 2,193.5 million. The **cost-income ratio** improved to 58.2% (for the full year of 2007: 59.2% after adjustments in accordance with IFRS 5).

Net profit after minority interests rose by 74.6% to EUR 1,463.0 million (adjusted for the proceeds of the sale of the insurance business: +2.8% to EUR 861.7 million).

"These figures show that our long-term strategy is on a solid footing even in a recession-prone, economically difficult environment", commented Andreas Treichl, Chairman of the Managing Board of Erste Group Bank AG, on the results of the first three quarters of the current business year. "A strong operating result combined with the strategic decision to sell our insurance business to a strong partner resulted in the highest quarterly net income in the history of the bank despite the current turbulent environment. The expansion of the credit volume by EUR 11.7 billion since the beginning of the year has almost been completely covered by the rise in deposits (EUR 10.8 billion) and reflects the strength of our extensive branch network and our 16 million customers in the growth region of Central and Eastern Europe," continued Treichl.

The **cash return on equity** (i.e. eliminating the linear depreciation for the customer base and the sales network from acquisitions made), increased in the first three quarters of 2008 from 14.6% (reported value 14.1%) in the full year 2007 to 22.2% (reported value 21.7%). Adjusted for the proceeds of the sale of the insurance business, the cash return on equity amounted to 13.6% (reported value: 13.1%).

As of 30 September 2008, **cash earnings per share** were EUR 4.78 (reported value: EUR 4.67) – adjusted for the proceeds of the sale of the insurance business, cash earnings per share were EUR 2.86 (reported value: EUR 2.75). The comparable figure in the previous year was EUR 2.80 (reported value EUR 2.69).

Total assets as of 30 September 2008 stood at EUR 209.4 billion, up 4.4% compared to year-end 2007.

The **solvency ratio** based on credit risk decreased due to the growth in loan volume and the insurance deal (deduction of book value of investment), from 10.5% to 9.4% as of 30 September 2008. Therefore, it continued to be comfortably above the statutory minimum requirement of 8.0%. The **Tier 1 ratio**, based on credit risk, amounted to 6.6% as of 30 September 2008 and did neither factor in the gain on disposal of the insurance business nor retained earnings.

Outlook

The expected rise in the operating result by about 15% is based on the continuing strength of Erste Group's retail business model in Central and Eastern Europe. The large inflow of deposits in Austria and CEE, building on a solid base of over 16 million customers, provides the foundation for sustained credit growth together with a stable ratio of loan-to-deposit of less than115%. This strength is expected to offset some of the weaker growth in revenue, above all in net fee and commission income and the trading result in the Large Corporate & Investment Banking (GCIB) and Group Markets (GM) divisions, as well as the anticipated slowdown in commission revenues in Austria.

At the same time, there will be a considerable strengthening of own funds at Erste Group this year: at the end of 2008 the Tier 1 ratio – including the sale of the insurance business concluded in the third quarter and despite the unexpectedly strong rise in risk-weighted assets that has taken place due to the procyclical effect of Basel II – will be at least 7.5%, after 7% in 2007. Details on the outlook for 2009 will be published at the Capital Markets Day in December.

ERSTE GROUP

Sale of the insurance business

On 15 September 2008 Erste Group Bank AG largely completed the sale of its insurance holdings in Central and Eastern Europe – with the approval of the responsible competition and local insurance supervision authorities – including s Versicherung in Austria to WIENER STÄDTISCHE Versicherung AG – the Vienna Insurance Group. The completion of the transaction in Romania is expected to take place in the weeks to come – once final approval has been given by the local competition and insurance authorities. As part of this transaction Erste Group and its local subsidiaries will continue to hold 5% in each of the local life insurance companies. In addition to the sale of the insurance subsidiaries, a mutual sales cooperation agreement was concluded for a period of 15 years. The total volume of the transaction amounts to EUR 1,445 million. The value of the sales agreement amounts to EUR 300 million. This amount will be transferred on 1 January 2009 and deferred over a 15-year period, in accordance with IFRS. The remaining amount of EUR 1.14 billion was transferred on 15 September 2008. The revenue from the sale of the insurance business and the sales agreement is booked to the individual local subsidiaries. For ease of comparison, the income has been allocated to the Corporate Center in the segment reporting. The contribution to Erste Group net profit from this transaction recognised in the third quarter 2008 – excluding the proceeds from the sale of the Romanian insurance subsidiary – amounts to EUR 601.8 million.

I. FINANCIAL PERFORMANCE IN DETAIL

In EUR million	[illegible]	1-9 07	Change
Net interest income	[illegible]	2,844.1	25.6%
Risk provisions for loans and advances	[illegible]	-335.9	79.3%
Net fee and commission income	[illegible]	1,354.2	10.0%
Net trading result	[illegible]	292.0	-36.7%
General administrative expenses	[illegible]	-2,709.9	12.7%
Other result	[illegible]	-126.1	na
Pre-tax profit from continuing ops	[illegible]	**1,318.4**	**0.3%**
Post-tax profit from discontinued ops	[illegible]	25.4	>100.0%
Net profit after minorities	[illegible]	**837.9**	**74.6%**

Net interest income: +25.6%

The continuing strong growth in loans combined with the expansion of the net interest margin in Central and Eastern Europe played a significant role in increasing net interest income, which rose by 25.6% year-on- year, from EUR 2,844.1 million to EUR 3,573.3 million.

In particular, the subsidiaries in the Czech Republic (+37.9%) and Romania (+43.4%) made above-average contributions to this positive development.

The net interest margin (net interest income as a percentage of the average interest-bearing assets) improved from 2.49% for the full year 2007 to 2.77% after the first nine months of 2008. Net interest margin improved in Central and Eastern Europe (from 4.1% to 4.5%) as well as in the Austrian business (from 1.6% to 1.7%).

ERSTE GROUP

Net fee and commission income: +10.0%

in EUR million	[redacted]	1-9 07	Change
Lending business	[redacted]	250.0	12.0%
Payment transfers	[redacted]	535.2	21.0%
Card business	[redacted]	113.6	12.8%
Securities transactions	[redacted]	386.2	-9.4%
Investment fund transactions	[redacted]	176.5	-5.8%
Custodial fees	[redacted]	39.8	-13.6%
Brokerage	[redacted]	169.9	-12.2%
Insurance business	[redacted]	48.9	23.3%
Building society brokerage	[redacted]	21.6	26.4%
Foreign exchange transactions	[redacted]	27.5	6.5%
Investment banking business	[redacted]	20.6	-32.0%
Other	[redacted]	64.2	25.9%
Total	[redacted]	1,354.2	10.0%

Net commission income rose in the first three quarters of 2008 by 10.0% from EUR 1,354.2 million to EUR 1,489.0 million. A strong increase was recorded, in particular, in payment transfers (+21.0% to EUR 647.6 million); the card business was up 12.8% to EUR 128.2 million. In addition, considerable growth rates were also achieved in the lending business (+12.0% to EUR 279.9 million) as well as in the insurance business (+23.3% to EUR 60.3 million). On the other hand, due to the difficult market situation the entire securities business decreased (-9.4% to EUR 349.8 million).

Net trading result: -36.7%

As was to be expected, the ongoing turbulence on the international markets influenced the net trading result, particularly in the third quarter of 2008. The 36.7% decline from EUR 292.0 million in the same period of the previous year to EUR 184.9 million was mainly related to weaker securities business.

General administrative expenses: +12.7%

in EUR million	[redacted]	1-9 07	Change
Personnel expenses	[redacted]	1,588.0	11.0%
Other administrative expenses	[redacted]	833.8	20.9%
Subtotal	[redacted]	2,421.8	14.4%
Depreciation and amortisation	[redacted]	288.1	-1.6%
Total	[redacted]	2,709.9	12.7%

General administrative expenses increased by 12.7%, from EUR 2,709.9 million to EUR 3,053.7 million. Adjusted for currency movements, the increase was about 11.2%. About two percentage points of this increase was due to the expansion in the scope of consolidation since October 2007 (above all due to the additional six savings banks that have joined the cross-guarantee system).

Personnel expenses rose from EUR 1,588.0 million to EUR 1,762.0 million, or by 11.0% (currency-adjusted 10.4%). This was due to a 3.8% increase in the headcount level – mainly driven by the expansion in the Ukraine – and legally required and market-related salary adjustments in a number of CEE countries. Growth in personnel expenses was, at 8.3%, slightly lower in the CEE countries than in the rest of the group (12.9%).

Headcount[3]

	[illegible]	Dec 07	Change
Employed by Erste Group	[illegible]	**52,442**	3.8%
Austria incl. Haftungsverbund savings banks	[illegible]	15,658	3.8%
Erste Holding, EB Oesterreich and subsidiaries	[illegible]	8,452	1.1%
Haftungsverbund savings banks	[illegible]	7,206	7.0%
Central and Eastern Europe / International	[illegible]	**36,784**	**3.8%**
Česká spořitelna Group	[illegible]	10,842	0.4%
Banca Comercială Română Group	[illegible]	12,224	-4.0%
Slovenská sporiteľňa Group	[illegible]	4,763	4.7%
Erste Bank Hungary Group	[illegible]	3,056	6.0%
Erste Bank Croatia Group	[illegible]	1,886	6.7%
Erste Bank Serbia	[illegible]	958	3.2%
Erste Bank Ukraine	[illegible]	1,130	81.3%
Other subsidiaries and foreign branch offices	[illegible]	1,925	19.4%

The headcount in Austria was influenced mainly by the inclusion of four additional savings banks in the cross-guarantee system (Haftungsverbund) in 2008 (+402 new employees) and by the reorganisation of Erste Group.

During the first three quarters of 2008 **other administrative expenses** rose by 20.9% from EUR 833.8 million to EUR 1,008.3 million. The CEE subsidiaries in particular showed an increase of 28.3% (rest of the group: +10.9%). Among other factors, this was due to costs relating to the conversion of the core banking system, the introduction of the euro in Slovakia, as well as branch network expansion in Romania and the Ukraine. There was also an above-average rise in IT costs (+30.9% to EUR 243.0 million, particularly in CEE) as well as in expenses related to the reorganisation of Erste Group and the implementation of group projects.

Continuing the trend of the previous years, the **depreciation of fixed assets** declined slightly during the first three quarters of 2008 (-1.6% from EUR 288.1 million to EUR 283.4 million).

Restructuring and transformation costs at BCR amounted to EUR 9.6 million in the first three quarters of 2008 (EUR 36.4 million in the comparable period of the previous year). It is estimated that transformation expenses for the full year will amount to about EUR 30.0 million.

Operating result: +23.2%

Operating income rose by 16.9% from EUR 4,490.3 million to EUR 5,247.2 million while **general administrative expenses** advanced by 12.7% from EUR 2,709.9 million to EUR 3,053.7 million. This resulted in a 23.2% improvement in **operating result** by 23.2% in the first nine months of 2008 from EUR 1,780.4 million to EUR 2,193.5 million.

Risk provisions: +79.3%

On balance, this line item increased considerably, by 79.3% from EUR 335.9 million to EUR 602.3 million (impact of allocation and release of provisions for the lending business, costs from writing off loans and income from the repayment of loans already written off). The rise is due, on the one hand, to

[3] End of period values.

strong credit expansion – particularly in the CEE countries – and the Group's conservative provisioning strategy. On the other hand, it was also been influenced by three other one-off factors: the consolidation of additional savings banks in Austria, write-offs related to the takeover of a savings bank within the Austrian (Haftungsverbund) savings banks sector (EUR 29.2 million in the first three quarters), the effects of "unwinding" (EUR +50.0 million in the first three quarters of 2008) and the change in the way risk provisions for private unsecured loans are booked at BCR. As of May 2007, these loans are provisioned for in BCR, and no longer through the group's insurance subsidiary. Because of these effects, along with a cautious and proactive provisioning policy, risk costs are not expected to exceed 70 basis points in relation to average customer loans.

Other operating result: -5.8%

The other operating result worsened slightly from EUR -133.3 million to EUR -141.0 million. Last year this item included income from the non-recurring release of provisions for legal proceedings. This item essentially comprises the linear amortisation of intangible assets gained in the course of various acquisitions (customer relationships and distribution network) amounting to EUR 58.0 million and deposit insurance contributions.

Results from financial assets

The overall result from all categories of financial assets deteriorated significantly. Whereas in the first three quarters of 2007 – in an already difficult market environment – a positive result of EUR 7.2 million was posted, the balance as of 30 September 2008 was distinctly negative at EUR -128.4 million. This was mainly due to revaluation requirements for structured products in the fair value portfolio and impairments of bonds held in the AfS portfolio (especially related to Lehman Brothers).

On 30 September 2008 the market value of Erste Group's ABS/CDO portfolio, including that of the savings banks, amounted to about EUR 2.7 billion, down from EUR 3.4 billion at year-end 2007. In the third quarter of 2008, the fair value portfolio saw a revaluation with an overall impact on the income statement to the effect of EUR -22.7 million (after tax and minorities: EUR -18.1 million); in the second quarter of 2008 the negative impact equalled EUR -10.7 million, or EUR -8.5 million after tax and minorities). In the available-for-sale portfolio, mark-to-market revaluations in the third quarter of 2008 resulted in a decline of EUR 72.3 million (second quarter 2008: EUR 20.0 million), booked against equity. As there was no deterioration in the quality of the underlying assets, there continues to be no need for an impairment for the overall portfolio.

Post-tax profit from discontinued operations (insurance business)[4]

This item comprises not only net profit from insurance business until its sale but also the gain on disposal from the sale of the insurance business and the applicable taxes.

The result from insurance business in the first three quarters of 2008 was, at about EUR 9.3 million, far below that of the same period in the previous year (EUR 32.3 million). This was mainly due to weaker results from financial investments in light of the difficult financial market situation. Net profit from the sale of the insurance business amounted to EUR 601.8 million.

Pre-tax profit and net profit after tax and minorities:

Despite the difficult market conditions, **pre-tax profit** in the continuing business operations rose slightly because of the satisfactory operating result, by 0.3% from EUR 1,318.4 million to EUR 1,321.8 million.

[4] As reported above, Erste Group has sold its insurance business. Pursuant to IFRS 5 the post-tax result from this division is shown in a separate line in the P&L.

Net profit after minority interests rose due to the sale of the insurance business by 74.6% from EUR 837.9 million to EUR 1,463.0 million (adjusted for the sale of the insurance business: +2.8% to EUR 861.7 million).

II. FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2008

in EUR million	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08
Net interest income	986.6	1,101.7	1,151.1	1,154.9	1,267.3
Risk provisions for loans and advances	-96.6	-118.8	-163.1	-221.0	-218.2
Net fee and commission income	469.3	503.7	491.9	510.3	486.8
Net trading result	72.4	59.1	82.3	102.1	0.5
General administrative expenses	-918.1	-932.2	-964.8	-1,036.8	-1,052.1
Operating result	**610.2**	**732.3**	**760.5**	**730.5**	**702.5**
Other operating result	-43.9	-36.0	-22.9	-61.9	-56.2
Result from financial assets - FV	-42.3	-9.5	-72.9	-7.0	-35.0
Result from financial assets - AfS	17.5	6.1	-12.8	6.3	[illegible]
Result from financial assets - HtM	0.1	0.1	0.0	0.1	[illegible]
Pre-tax profit from continuing ops	**445.0**	**574.2**	**488.8**	**447.0**	**386.0**
Post-tax profit from discontinued ops	1.6	3.0	4.8	5.3	600.1
Net profit after minorities	**271.9**	**336.8**	**315.6**	**321.0**	**826.4**

Net interest income recorded an all-time high in the third quarter of 2008, namely EUR 1,267.3 million (+9.7% compared to the previous quarter). The continuing credit growth in Central and Eastern Europe was a major contributing factor.

After a very good second quarter, as expected **net commission income** decreased in the third quarter by 4.6% from EUR 510.3 million to EUR 486.8 million. This was due in part to the asset management and fund business, with the market situation resulting in decreasing fund volumes.

The drastic decline in the **net trading result** from EUR 102.1 million to EUR 0.5 million reflected the unusually difficult market situation.

General administrative expenses in the third quarter of 2008 were only slightly (+1.5%) higher than in the previous quarter at EUR 1,052.1 million. Personnel expenses, at EUR 601.4 million, were at almost the same level as in the second quarter (EUR 599.2 million). Other administrative expenses rose by 3.6% from EUR 343.1 million to EUR 355.4 million. Depreciation of property and equipment remained basically unchanged at EUR 95.3 million.

In the third quarter of 2008, the **operating result** of EUR 702.5 million was slightly (-3.8%) below the result for the second quarter of EUR 730.5 million.

The **cost/income ratio** rose from 58.7% in the second quarter to 60.0% - mainly due to the decrease in the net trading result.

Risk provisions for loans and advances decreased slightly from EUR 221.0 million in the second quarter to their current EUR 218.2 million.

There was an improvement in the **other operating result** from EUR -61.9 million in the previous quarter to EUR -56.2 million. This was due in part to gains in conjunction with the sale of other financial investments.

ERSTE GROUP

Post-tax profit from discontinued operations (insurance business) equalled EUR 600.1 million compared to EUR 5.3 million in the second quarter, as the third quarter included the post-tax result from the sale of the insurance business amounting to EUR 601.8 million.

In the third quarter **pre-tax profit from continuing operations** was – due to the weak net trading result and the required write-downs of financial assets – at EUR 386.0 million, 13.6% below the figure for the second quarter (EUR 447.0 million).

Net profit after minority interests in the third quarter of 2008 was EUR 826.4 million which was above the level of the previous quarter (EUR 321.0 million). Adjusted for the income from the sale of the insurance business, net profit after tax and minority interests in the third quarter was EUR 225.1 million (-29.9%).

III. BALANCE SHEET DEVELOPMENT

in EUR million	Sep 08	Dec 07	Change
Loans and advances to credit institutions	19,088	14,937	27.8%
Loans and advances to customers	125,675	113,956	10.3%
Risk provisions for loans and advances	-3,699	-3,296	12.2%
Trading and other financial assets	43,789	44,214	-1.0%
Other assets	24,589	30,708	-19.9%
Total assets	**209,420**	**200,519**	**4.4%**

The **total assets** of Erste Group increased by 4.4% from EUR 200.5 billion at the end of 2007 to EUR 209.4 billion at the end of September 2008. Around EUR 2.4 billion of the growth was attributable to the expansion of the scope of consolidation through the addition of another four savings banks to the cross-guarantee system (Haftungsverbund).

Loans and advances to credit institutions rose dynamically mainly because of the strong growth in customer deposits (+27.8% from EUR 14.9 billion to EUR 19.1 billion). The excess liquidity generated by these inflows was deposited for the most part with central banks on a short-term basis.

Loans and advances to customers increased by 10.3% from EUR 114.0 billion to EUR 125.7 billion. The rise in the CEE countries was 16.8% to EUR 49.1 billion (of this private customers +24.6%).

Due to new allocations as a result of credit growth, the level of **risk provisions** increased from EUR 3.3 billion to EUR 3.7 billion. At 2.5%, the ratio of non-performing loans (NPLs) to total risk-weighted assets remained stable in the third quarter.

Securities investments in the various categories of financial assets declined – not least due to the current market situation – by 5.1% from EUR 37.6 billion at the end of 2007 to EUR 35.7 billion.

in EUR million	Sep 08	Dec 07	Change
Deposits by banks	37,420	35,165	6.4%
Customer deposits	[illegible]	100,116	10.8%
Debt securities in issue	29,802	31,078	-4.1%
Other liabilities	12,406	17,168	-27.7%
Subordinated liabilities	[illegible]	5,589	6.6%
Total equity	[illegible]	11,403	12.8%
Shareholder's equity	[illegible]	8,452	15.1%
Minority interests	[illegible]	2,951	6.1%
Total liabilities and equity	209,420	200,519	4.4%

Customer deposits rose by 10.8% from EUR 100.1 billion to EUR 111.0 billion, that is to say more strongly than the loans and advances to customers. At 13.8%, the rise in the CEE countries was particularly sharp. The loans-to-deposit ratio as of 30 September 2008 stood at 113.3%.

The decline in **debt securities in issue** from EUR 31.1 billion by 4.1% to EUR 29.8 billion resulted mainly from redemptions on certificates of deposit.

Total equity increased by 12.8% from EUR 11.4 billion to EUR 12.9 billion, thanks to the continued strong profitability of Erste Group and the sale of the insurance business. The expansion of the scope of consolidation by four additional savings banks also had a corresponding effect on the minority interests.

Risk-weighted assets (RWAs) rose in the first nine months of 2008 from EUR 95.1 billion to EUR 105.3 billion, with the additional new savings banks making up around EUR 1.3 billion.

Total **own funds** of Erste Group according to the Austrian Banking Act amounted to EUR 11.1 billion (31 December 2007 EUR 11.1 billion) as of 30 September 2008. The coverage ratio in relation to the statutory minimum requirement on this date (EUR 9.6 billion), was 115% (year-end 2007: 127%).

After deductions in accordance with the Austrian Banking Act, **tier 1 capital** stood at EUR 6.9 billion (year-end 2007: EUR 6.7 billion). Retained profit of the current year is not yet included in this figure.

The **tier 1 ratio** based on credit risk (tier 1 capital after deductions under the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) equalled 6.6%. The figure for the end of 2008 is expected to be at least 7.5%. Adjusted for hybrid capital, the tier 1 ratio as of 30 September 2008 stood at 5.4%; additionally adjusting for the regulatory capital requirements for market and operational risks are the tier 1 ratio equalled 4.9%.

The **solvency ratio** in respect of credit risk (total own funds less the non-credit risk capital requirements – especially settlement risks, operational risks and position risks in the trading book and foreign currency positions – as a percentage of the assessment base for credit risk pursuant to Article 22 sec. 2 of the Austrian Banking Act) was 9.4% (year-end 2007: 10.5%) as of 30 September 2008 and thus considerably above the statutory minimum requirement of 8.0%.

ERSTE

ERSTE GROUP

IV. SEGMENT REPORTING[6]

Austria – excl. Haftungsverbund

This segment comprises Erste Bank Oesterreich (in particular retail and SME business) and its subsidiaries, primarily the savings banks in which Erste Bank Oesterreich has majority holdings (Salzburg, Tirol and Hainburg) and the s Bausparkasse (building society). The contributions made by the divisionalised business units Group Markets and Group Corporate and Investment Banking are reported under the respective segments.

Despite difficult market conditions, the operating result in this segment in the first three quarters of 2008 rose against the comparable figure for the previous year (EUR 189.7 million) by 3.2% to EUR 195.8 million. As expected, the fall in securities business affected net commission income accordingly (EUR 234.9 million compared to EUR 251.8 million in the previous year). The EUR 13.5 million rise in net interest income in the retail business to EUR 445.5 million made up for this fall. The improving trend in operating expenses continued: at EUR 498.1 million, these were 0.3% lower than in the previous year. The dramatic developments on the financial markets and the resulting requirement to revalue securities outside the trading portfolio belonging to Erste Bank Oesterreich and the savings banks were reflected in the other result (EUR -37.1 million compared to EUR -2.9 million in the same period in the previous year). This caused a drop in net profit after minorities of EUR 18.1 million to EUR 70.1 million. The cost/income ratio stood at 71.8% (compared to 72.5% for the same period in the previous year) and the return on equity was 9.7% (previous year: 13.3 %).

Savings Banks (Haftungsverbund)

The wider scope of consolidation in the cross-guarantee system has an impact on the comparability of the figures with the previous year. Net interest income improved noticeably compared to the first three quarters in the previous year from EUR 641.5 million to EUR 702.7 million (up 9.5%). This increase is primarily due to the inclusion of the new savings banks. The rise in risk provisions from EUR 125.5 million in the previous year to EUR 158.3 million is largely explained by extraordinary provisions in the course of the takeover of one savings bank by another member of the cross guarantee system. General administrative expenses rose by EUR 62.2 million or 9.8% to EUR 697.0 million. Without the new savings banks, operating expenses would only have risen by 2%. The increase in net commission income (from EUR 282.8 million in the previous year to EUR 286.0 million) made up for the EUR 2.7 million fall in the net trading result to EUR 12.8 million. At EUR 304.5 million, the operating result reached the level of the previous year. Negative revaluation requirements for securities and other financial investments outside the trading portfolio brought the other result down from EUR -4.9 million in the previous year to EUR -44.2 million. The return on equity stood at 3.2%.

Central and Eastern Europe:

This segment mainly comprises the results from the retail and commercial business of Ceska sporitelna, Slovenská sporiteľňa, Erste Bank Hungary, Banca Comerciala Romana, Erste Bank Croatia, Erste Bank Serbia and Erste Bank Ukraine. The contributions made by the divisionalised business units Group Markets and Group Corporate and Investment Banking are reported under the respective segments.

[6] From the 4th quarter of 2007, the so-called "unwinding effects" pursuant to IAS 39 (compounded interest effect from anticipated cash flows on loans and advances to customers) to the extent of around EUR 60 million – which do not affect the result, but do have effects on net interest income and risk provisions, are shown on an aggregated basis in the Corporate Center segment.

Czech Republic

Ceska sporitelna improved its operating result by 44.3% (29.0% currency adjusted) from EUR 379.1 million to EUR 547.0 million. The significant 34.6% (20.4% when adjusted for currency movements) rise in net interest income to EUR 794.2 million is the result of customer loan growth and higher margins – and is also partly based on several interest rate hikes. The fall in interest rates in the third quarter has not yet had any significant effect on the results below. Net commission income rose by 26.5% (13.2% currency adjusted) from EUR 246.1 million to EUR 311.4 million. This was mainly due to the positive development in lending business and payment transfers. The 22.2% (9.3% currency adjusted) increase in general administrative expenses from EUR 464.0 million to EUR 566.9 million was because of higher personnel costs (routine salary adjustments) and increases in administrative expenses related to the expansion of the business.

The change in risk provisions (EUR 78.3 million compared to EUR 49.0 million in the same period of the previous year) reflected both the rise in business volumes as well as the sales offensive launched this year for higher margin consumer loans. Mortgage loans were deliberately not promoted in 2008. The reasons for the fall in the other result from EUR -21.8 million in the previous year to EUR -74.0 million, besides the market-induced revaluation requirements in the fair value portfolio and revaluation requirements for financial assets, included the performance of securitised loans due from Lehman Brothers (EUR -12.0 million). Net profit after minority interests stood at EUR 312.1 million, or 33.8% (19.7% currency adjusted) above the comparable figure for the previous year (EUR 233.2 million). Return on equity rose to 52.0% (compared to 43.1% in the previous year) and the cost-income ratio improved significantly from 55.0% to 50.9%.

Romania

Compared to the previous year's figure of EUR 127.0 million, Banca Comerciala Romana significantly raised net profit after minority interests by 65.7 % (83.1% currency adjusted) to EUR 210.5 million. The 46.8% rise in net interest income (62.2% currency adjusted) from EUR 369.6 million to EUR 542.5 was explained by increased lending volumes (+36%) and the required reclassification of interest-like commissions amounting to EUR 60.5 million from fees to interest income. Taken in conjunction with the rise in net commission income from EUR 173.7 million to EUR 192.5 million (above all from growth in the lending and payment areas), this led to a doubling of the operating result from EUR 201.3 million in the first three quarters of 2007 to EUR 406.8 million.

In addition to significant customer loan growth over the past quarters, the reason for the increase in risk provisions from EUR 21.6 million to EUR 69.6 million lay primarily in positive non-recurring items over the last year: the termination of the reinsurance of consumer loans as of May 2007, proceeds from the sale of receivables that had already been completely written off and a reserve release at group level in the previous years. Operating expenses rose when adjusted for currency movements by 6.1%, producing a cost/income ratio of 46.4% (compared to 64.6% in the previous year). This ratio included restructuring costs for the current financial year of EUR 9.6 million (2007: EUR 36.4 million). Return on equity was 63.6% which was a clear improvement over the previous year (41.5%).

Slovakia

Slovenská sporiteľňa improved its operating result by 24% (15.4% currency adjusted) from EUR 124.3 million to EUR 154.1 million. The main reason for this, based on higher levels of lending and growth in customer deposits, was the significant EUR 42.6 million rise in net interest income from EUR 213.6 million to EUR 256.2 million. At EUR 78.5 million, the 17.5% (9.4% currency adjusted) year-on-year improvement in net commission income also made a welcome contribution to the operating result. The rise in general administrative expenses from EUR 166.6 million in 2007 to the current level of EUR 189.0 million (up 5.7% currency adjusted) is due to system changes and other expenses relating to the introduction of the euro and a new core banking system. In line with customer loan growth, risk

provisions increased from EUR 24.6 million in the previous year to EUR 41.3 million (up 56.6% currency adjusted). While net profit before minorities rose by 16.1% (8.1% currency adjusted), a significantly higher tax rate compared with the previous year, as a result of a legally required release of tax provisions in 2007, held down the rise in the result after minorities to 4.2% (from EUR 81.0 million in 2007 to EUR 84.4 million). When adjusted for currency movements, there was a slight drop of 3.0%. Return on equity was 38.7% compared to 40.3% in the previous year and the cost/income ratio improved – despite the major projects mentioned earlier – from 57.3% to 55.1%.

Hungary

The net contribution to the group from Erste Bank Hungary amounted to EUR 74.2 million despite the difficult macroeconomic developments. This was 43.4% (41.6% currency adjusted) above the comparable figure for the previous year (EUR 51.7 million). The significant 18.6% rise (17.1% currency adjusted) in net interest income from EUR 178.2 million to EUR 211.4 million was mainly the result of the expansion in lending to customers, particularly in the retail business. This positive development was helped by the correction of an interest expense accrual in 2007 amounting to a negative effect in the prior year period of EUR 8.0 million. After adjusting for this technical factor, the rise comes to 13.6%. The rise in net commission income of EUR 13.7 million (14.4% currency adjusted) to EUR 100.1 million resulted mainly from the growth in the lending business. Despite the rise in operating expenses resulting from the expansion in business activities (increase in staff, office space, marketing) of 11.2% (9.8% when adjusted for currency movements) to EUR 176.8 million, the segment achieved net profit after minorities that, at EUR 74.2 million, was significantly higher (by 43.4%, or 41.6% currency adjusted) than the comparable figure for the previous year (EUR 51.7 million). The rise in risk provisions for loans and advances (of EUR 10.9 million from EUR 35.1 million to EUR 46.0 million) was a reflection on the one hand of the growth in lending and on the other hand of the general economic situation. The improvement in other income (EUR 0.7 million compared to EUR -16.2 million in 2007) was mainly due to a shift of local tax items to tax expenses ("municipal tax" and "innovation tax"). Return on equity rose from 24.6% to 31.2% and the cost/income ratio was 54.9% (previous year: 57.9%).

Croatia

Because the result of Diners Club Adriatic d.d. (DCA) was not included until the second quarter of 2007, a like-for-like comparison with the previous year is not entirely possible.

Erste Bank Croatia increased its net profit after minority interests compared to 2007 by EUR 11.6 million (27.8% currency adjusted) from EUR 39.2 million to EUR 50.8 million. The main reason for this was the considerable growth in net interest income, net commission income and the net trading result. Despite the legal restriction on lending growth, net interest income rose from EUR 114.1 million to EUR 144.3 million. This 26.4% increase (24.7% currency adjusted) is due to a considerable expansion in customer deposits (+12.1% since the start of the year). Positive trends in the payment and credit card business (DCA) led to a 24.9% rise (23.1% currency adjusted) in net commission income from EUR 46.1 million in 2007 to EUR 57.6 million. Improvements in the foreign exchange business both at the bank and the credit card subsidiary led to an improvement to the net trading result of EUR 4.0 million (from EUR 7.4 million to EUR 11.4 million). The increase in risk provisions from EUR 12.0 million to the current level of EUR 15.9 million reflects growth in the lending business and the inclusion of the credit card company. A rise in the headcount and higher IT and leasing expenses for the new administration building led to an 18.5% rise in operating expenses (16.9% currency adjusted) from EUR 81.4 million to the new figure of EUR 96.4 million. The cost/income ratio nevertheless improved from 48.5% to 45.2%. Return on equity stood at 41.8%.

Serbia

Net interest income more than doubled when compared with the previous year (EUR 11.5 million) to EUR 24.1 million. The main factors behind this were the significant rise in customer loans and customer deposits, higher loans and advances to credit institutions and a rise in the National Bank's base rate. Net commission income rose mainly as a result of the 50.7% increase in payments transfers (51.4% when adjusted for currency movements) from EUR 3.6 million to EUR 5.4 million. Taken in conjunction with an improvement in the net trading result (EUR 2.3 million compared to EUR 0.9 million in the previous year) as a result of higher income from foreign exchange transactions, operating income virtually doubled from EUR 16.1 million to EUR 31.8 million. Despite the rise in general administrative expenses from EUR 20.3 million to EUR 25.1 million resulting from the expansion of the business, the operating result improved from EUR -4.2 million to EUR 6.7 million. The proceeds of the sale of an investment in the first quarter of 2008 had a positive effect on the other result (EUR 4.3 million compared to EUR 1.2 million in the previous year). Net profit after minority interests rose from EUR -2.2 million by EUR 7.6 million to EUR 5.4 million.

Ukraine

Following the completion of the takeover of Bank Prestige by Erste Bank Group in January of 2007, the focus of all efforts has been on expanding the market position of the bank, which in the meantime has been renamed to Erste Bank Ukraine. The bank currently operates 119 branches.
The increase in net interest income from EUR 6.5 million in the first three quarters of 2007 by EUR 15.7 million to EUR 22.2 million was due to the tripling of customer loans compared to the same period in the previous year. In addition, the prevailing market situation with its high demand for short-term liquidity produced a number of good business opportunities. Net fee and commission income was, at EUR 2.3 million, significantly above the level of the previous year (EUR 0.6 million) and was achieved above all through increased income from payment transfers. The growth in the net trading result of EUR 4.1 million (EUR 4.3 million compared to EUR 0.2 million in the previous year) was mainly based on a significant increase in income from fixed-income securities. The rise in general administrative expenses by EUR 29.4 million to EUR 44.8 million went hand in hand with the expansion of the business including, in addition to the expenses for building up the branch network, a considerable increase in the number of employees. Net profit after minority interests amounted to EUR -19.4 million.

Group Corporate & Investment Banking (GCIB)

The **Group Corporate & Investment Banking** segment includes the large corporate business with companies that are active in Erste Group's markets and have sales in excess of EUR 175 million. Erste Group's international business (excluding treasury activities) and its real estate business with large corporates, together with its leasing subsidiary Immorent and investment banking (including equity capital markets), are also allocated to this segment.

Net profit after minority interests in this segment rose by 2.8% from EUR 173.8 million to EUR 178.6 million. The rise in net interest income, which at EUR 329.8 million stood at 21.0% above the figure for the previous year, was due to an increase in business volumes in Group Large Corporates and Real Estate and a good performance by Immorent. The EUR 19.4 million rise (up 20.5%) in net commission income from EUR 94.4 million to EUR 113.8 million was based partly on significant growth at the real estate leasing subsidiary Immorent and partly on improvements in the international business in Vienna and Hong Kong. The higher risk provisions of EUR 57.7 million compared to EUR 30.2 million in the previous year resulted from the rise in financing volume and releases of risk provisions in the previous year. Despite the higher operating expenses (up from EUR 107.7 million to EUR 126.4 million) owing to higher IT and personnel costs, the operating result improved by 21.3% from EUR 265.0 million in the previous year to EUR 321.5 million. Market-induced revaluation requirements in the fair value portfolio

were the main driver of the other result, which showed a EUR 34.7 million fall from EUR 11.7 million to the current level of EUR -23.0 million. The cost/income ratio stood at an impressive 28.2% (previous year: 28.9%) and return on equity at 17.0%.

Group Markets

The **Group Markets** segment comprises the divisionalised business units Group Treasury and Debt Capital Markets. Besides Erste Group Bank AG's own treasury activities, this includes the Treasury units of the CEE subsidiaries, the foreign subsidiaries in Hong Kong and New York, as well as the Treasury activities of the investment banks Erste Securities Polska, Erste Bank Investment Hungary and Erste Securities Zagreb.

The significant rise of EUR 105.3 million in net interest income from EUR 58.0 million to EUR 163.3 million is primarily down to the very good result generated by the money market area. At EUR 114.1 million, the segment kept net commission income – despite extremely difficult market conditions – at the level prevailing in the previous year. Owing to the developments on the financial markets, the net trading result worsened considerably in the third quarter, producing a fall against the comparable period in the previous year of 50.4% (from EUR 196.5 million in 2007 to EUR 97.5 million). The rise in operating expenses from EUR 129.4 million to EUR 142.9 million (10.4%) was a result of higher personnel and IT expenses connected to the divisionalisation. Net profit after minority interests showed a fall of EUR 11.2 million from EUR 177.6 million to stand now at EUR 166.4 million. The cost/income ratio stood at 38.1%.

Corporate Center

The Corporate Center segment includes results from companies that are not directly assigned to a specific business segment, profit consolidation between the segments, the linear depreciation of customer relationships at BCR and DCA and one-off effects which, in order to ensure comparability, were not assigned to a specific business segment. The proceeds from the sale of the insurance business to Vienna Insurance Group are reported under this heading. In addition, Erste Group Bank AG's balance sheet structure management will from now on be assigned to this segment. The results of the local balance sheet management structure units will continue to be reported under the individual segments.

Under net interest income, the positive contribution arising from the unwinding effect (EUR 50 million) was offset by a negative contribution from balance sheet management resulting from general market and interest rate developments. In total, this unwinding effect is earnings neutral because the positive effect on net interest income resulted in risk provisions in the same amount. Changes in net commission income and general administrative expenses were mainly due to profit consolidation of banking support operations. General administrative expenses were particularly impacted by group projects and costs in relation to the reorganisation of Erste Group. The other result includes the required linear depreciation of the customer bases of BCR and Diners Club Adriatic d.d. amounting to a total of EUR 58.0 million and revaluation requirements affecting the fair value portfolio. The post-tax profit from discontinued operations amounting to EUR 601.8 million includes the net proceeds after minorities arising from the sale of the insurance business to Vienna Insurance Group which was completed in September. The insurance business in Romania is not yet included as this transaction will not be completed until the fourth quarter.

ERSTE

ERSTE GROUP

V. EXCHANGE RATE DEVELOPMENT

	End of period rates			Average rates		
Euro FX rates	**Sep 08**	**Dec 07**	**Change**	**1-9 08**	**1-9 07**	**Change**
CZK/EUR	[illegible]	26.63	7.4%	[illegible]	28.04	10.6%
RON/EUR	[illegible]	3.61	-3.7%	[illegible]	3.30	-10.5%
SKK/EUR	[illegible]	33.58	9.8%	[illegible]	33.96	6.9%
HUF/EUR	[illegible]	253.73	4.3%	[illegible]	251.01	1.3%
HRK/EUR	[illegible]	7.33	3.1%	[illegible]	7.34	1.4%
RSD/EUR	[illegible]	80.05	4.2%	[illegible]	79.75	-0.4%
UAH/EUR	[illegible]	7.42	1.8%	[illegible]	6.77	-9.4%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

Questions to:
Erste Bank, Investor Relations
1010 Vienna, Graben 21, Telefax: 0043 (0)5 0100 DW 9 13112
Gabriele Werzer, Tel. 0043 (0)5 0100 DW 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. 0043 (0)5 0100 DW 17326, E-mail: thomas.sommerauer@erstebank.at
Peter Makray, Tel. 0043 (0)5 0100 DW 16878, E-mail: peter.makray@erstebank.at

You can access this text on our website at www.erstebank.com/ir under"News".

Appendix

I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

In EUR million	[illegible]	1-9 07	Change
Net interest income	[illegible]	2,844.1	25.6%
Risk provisions for loans and advances	[illegible]	-335.9	79.3%
Net fee and commission income	[illegible]	1,354.2	10.0%
Net trading result	[illegible]	292.0	-36.7%
General administrative expenses	[illegible]	-2,709.9	12.7%
Other operating result	[illegible]	-133.3	-5.8%
Result from financial assets - FV	[illegible]	-38.3	na
Result from financial assets - AfS	[illegible]	44.9	na
Result from financial assets - HtM	[illegible]	0.6	na
Pre-tax profit from continuing operations	[illegible]	1,318.4	0.3%
Taxes on income	[illegible]	-283.5	-6.7%
Net profit before minorities from continuing operations	[illegible]	1,034.9	2.2%
Post-tax profit from discontinued operations	[illegible]	25.4	>100.0%
Profit for period	[illegible]	1,060.3	57.3%
Minority interests	[illegible]	-222.4	-8.0%
Net profit after minorities	[illegible]	**837.9**	**74.6%**

II. CONSOLIDATED BALANCE SHEET (IFRS)

in EUR million	Sep 08	Dec 07	Change
ASSETS			
Cash and balances with central banks	7,692	7,615	1.0%
Loans and advances to credit institutions	19,088	14,937	27.8%
Loans and advances to customers	125,673	113,956	10.3%
Risk provisions for loans and advances	-3,699	-3,296	12.2%
Trading assets	8,090	6,637	21.9%
Financial assets - at fair value through profit or loss	4,238	4,534	-6.5%
Financial assets - available for sale	16,664	16,200	2.9%
Financial assets - held to maturity	[illegible]	16,843	-12.3%
Investments of insurance companies	[illegible]	8,054	na
Equity holdings in associates accounted for at equity	[illegible]	285	-16.8%
Intangible assets	[illegible]	5,962	-4.3%
Property and equipment	2,537	2,289	10.8%
Tax assets	524	446	17.5%
Assets held for sale and discontinued operations	[illegible]	0	na
Other assets	[illegible]	6,057	19.4%
Total assets	**209,420**	**200,519**	**4.4%**
LIABILITIES AND EQUITY			
Deposits by banks	37,420	35,165	6.4%
Customer deposits	[illegible]	100,116	10.8%
Debt securities in issue	29,802	31,078	-4.1%
Trading liabilities	2,726	1,756	55.2%
Underwriting provisions	[illegible]	8,638	na
Other provisions	1,757	1,792	-2.0%
Tax liabilities	345	329	4.9%
Liabilities associated with assets held for sale and discontinued operations	[illegible]	0	na
Other liabilities	[illegible]	4,663	52.1%
Subordinated liabilities	[illegible]	5,589	6.8%
Total equity	12,869	11,403	12.8%
Shareholder's equity	9,728	8,452	15.1%
Minority interests	3,161	2,951	6.1%
Total liabilities and equity	**209,420**	**200,519**	**4.4%**

III. SEGMENT REPORTING ERSTE BANK GROUP

Overview*

	Retail & SME		GCIB		Group Markets		Corporate Center		Total group	
in EUR million		1-9 07		1-9 07		1-9 07		1-9 07		1-9 07
Net interest income	[illegible]	2,557.1	[illegible]	272.6	[illegible]	56.0	[illegible]	-43.6	[illegible]	2,844.1
Risk provisions	[illegible]	-306.9	[illegible]	-30.2	[illegible]	0.0	[illegible]	0.2	[illegible]	-338.6
Net fee and commission income	[illegible]	1,157.9	[illegible]	94.4	[illegible]	114.8	[illegible]	-12.7	[illegible]	1,354.2
Net trading result	[illegible]	81.9	[illegible]	5.7	[illegible]	186.5	[illegible]	7.9	[illegible]	292.0
General administrative expenses	[illegible]	-2,407.8	[illegible]	-107.7	[illegible]	-128.4	[illegible]	-65.1	[illegible]	-2,709.9
Other result	[illegible]	-82.6	[illegible]	11.7	[illegible]	2.0	[illegible]	-77.2	[illegible]	-126.1
Pre-tax profit from continuing ops	[illegible]	1,020.7	[illegible]	246.4	[illegible]	241.7	[illegible]	-190.4	[illegible]	1,318.4
Taxes on income	[illegible]	-214.3	[illegible]	-58.5	[illegible]	-48.3	[illegible]	37.6	[illegible]	-283.6
Post-tax profit from discontinued ops	[illegible]	26.4	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	26.4
Minority interests	[illegible]	-213.4	[illegible]	-14.2	[illegible]	-16.8	[illegible]	21.0	[illegible]	-222.4
Net profit after minorities	[illegible]	618.4	[illegible]	173.6	[illegible]	177.6	[illegible]	-131.9	[illegible]	837.9
Average risk-weighted assets	[illegible]	65,610.9	[illegible]	21,331.6	[illegible]	1,177.6	[illegible]	2,566.5	[illegible]	90,983.6
Average attributed equity	[illegible]	2,968.7	[illegible]	1,327.7	[illegible]	138.6	[illegible]	2,857.2	[illegible]	8,260.1
Cost/income ratio	[illegible]	63.4%	[illegible]	28.9%	[illegible]	36.1%	[illegible]	nm	[illegible]	60.4%
ROE based on net profit	[illegible]	27.5%	[illegible]	17.4%	[illegible]	173.3%	[illegible]	nm	[illegible]	13.6%

*) The "Other result" for the Corporate Center includes the depreciation for the customer base amounting to EUR 58.0 million.
"Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Austria segment*

	Savings Banks		EB Oesterreich		Austria	
In EUR million	[redacted]	1-6 07	[redacted]	1-6 07	[redacted]	1-6 07
Net interest income	[redacted]	641.6	[redacted]	432.0	[redacted]	1,073.5
Risk provisions	[redacted]	-128.8	[redacted]	-74.7	[redacted]	-200.2
Net fee and commission income	[redacted]	202.0	[redacted]	251.8	[redacted]	534.6
Net trading result	[redacted]	15.5	[redacted]	8.8	[redacted]	21.2
General administrative expenses	[redacted]	-634.8	[redacted]	-498.6	[redacted]	-1,134.4
Other result	[redacted]	-4.9	[redacted]	-3.9	[redacted]	-7.8
Pre-tax profit from continuing ops	[redacted]	174.0	[redacted]	112.2	[redacted]	285.9
Taxes on income	[redacted]	-42.3	[redacted]	-26.7	[redacted]	-68.0
Post-tax profit from discontinued ops	[redacted]	0.0	[redacted]	8.3	[redacted]	8.3
Minority interests	[redacted]	-118.8	[redacted]	-6.8	[redacted]	-120.4
Net profit after minorities	[redacted]	12.8	[redacted]	88.3	[redacted]	100.7
Average risk-weighted assets	[redacted]	22,953.3	[redacted]	12,763.1	[redacted]	35,716.4
Average attributed equity	[redacted]	228.5	[redacted]	882.1	[redacted]	1,110.6
Cost/income ratio	[redacted]	67.4%	[redacted]	72.5%	[redacted]	68.6%
ROE based on net profit	[redacted]	7.3%	[redacted]	13.3%	[redacted]	18.1%

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Central and Eastern Europe (CEE) segment*:

	Czech Republic		Romania		Slovakia		Hungary		Croatia		Serbia		Ukraine	
In EUR million	[illegible]	1-9 07	[illegible]	1-9 07	[illegible]	1-9 07	[illegible]	1-9 07	[illegible]	1-9 07	[illegible]	1-9 07	[illegible]	1-9 07
Net interest income	[illegible]	590.0	[illegible]	389.8	[illegible]	213.6	[illegible]	178.2	[illegible]	114.1	[illegible]	11.6	[illegible]	6.5
Risk provisions	[illegible]	-49.0	[illegible]	21.6	[illegible]	-24.6	[illegible]	-36.1	[illegible]	-12.0	[illegible]	0.5	[illegible]	-7.1
Net fee and commission income	[illegible]	246.1	[illegible]	173.7	[illegible]	66.8	[illegible]	86.4	[illegible]	48.1	[illegible]	3.6	[illegible]	0.6
Net trading result	[illegible]	7.0	[illegible]	24.8	[illegible]	10.4	[illegible]	9.6	[illegible]	7.4	[illegible]	0.9	[illegible]	0.2
General administrative expenses	[illegible]	-464.0	[illegible]	-366.8	[illegible]	-166.6	[illegible]	-159.0	[illegible]	-81.4	[illegible]	-20.3	[illegible]	-16.4
Other result	[illegible]	-21.8	[illegible]	-6.8	[illegible]	-11.6	[illegible]	-16.2	[illegible]	0.3	[illegible]	1.2	[illegible]	0.1
Pre-tax profit from continuing ops	[illegible]	308.3	[illegible]	216.0	[illegible]	88.3	[illegible]	64.3	[illegible]	74.6	[illegible]	-2.5	[illegible]	-16.0
Taxes on income	[illegible]	-78.1	[illegible]	-36.3	[illegible]	-7.2	[illegible]	-12.4	[illegible]	-15.1	[illegible]	0.2	[illegible]	3.7
Post-tax profit from discontinued ops	[illegible]	10.8	[illegible]	8.8	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0
Minority interests	[illegible]	-7.8	[illegible]	-59.3	[illegible]	0.0	[illegible]	-0.2	[illegible]	-20.2	[illegible]	0.2	[illegible]	0.0
Net profit after minorities	[illegible]	233.2	[illegible]	127.0	[illegible]	81.0	[illegible]	51.7	[illegible]	39.2	[illegible]	-2.2	[illegible]	-12.3
Average risk-weighted assets	[illegible]	10,383.2	[illegible]	8,431.4	[illegible]	3,779.6	[illegible]	4,038.4	[illegible]	2,966.8	[illegible]	423.8	[illegible]	160.2
Average attributed equity	[illegible]	721.6	[illegible]	408.3	[illegible]	287.9	[illegible]	279.6	[illegible]	131.1	[illegible]	24.2	[illegible]	12.9
Cost/income ratio	[illegible]	55.0%	[illegible]	64.8%	[illegible]	57.3%	[illegible]	67.9%	[illegible]	48.6%	[illegible]	nm	[illegible]	nm
ROE based on net profit	[illegible]	43.1%	[illegible]	41.5%	[illegible]	40.3%	[illegible]	24.6%	[illegible]	38.8%	[illegible]	nm	[illegible]	nm

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED

2008 NOV -4 A 11:09

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Transmission consists of Seite(n) einschließlich dieser. page(s) including this.

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **23.06.2008**

ERSTE

ERSTE GROUP

INVESTOR INFORMATION

Vienna, 30 October 2008

Erste Group further strengthens its core capital base by EUR 2.7bn

- **Tier 1 ratio already expected to rise organically, through solid earnings growth, from 7% at end 2007 to at least 7.5% in 2008**
- **The Republic of Austria to acquire EUR 2.7bn of participation capital in exchange for a fixed annual interest payment of 8%**
- **Following this measure the Tier 1 ratio will increase to over 10% by year-end**
- **EUR 6bn economic stimulus package for Austria's economy**

"Based on its best ever nine-month result, achieved despite the difficult market situation, the highest equity capital base in the history of the bank and facing the backdrop of new capital adequacy standards imposed by international competition, the Republic of Austria will acquire participation capital in Erste Group amounting to EUR 2.7bn," explained Andreas Treichl, CEO of Erste Group at the presentation of the third quarter results.

The tier 1 capital of Erste Group was expected to increase from a ratio of 7% at year-end 2007 to at least 7.5% by the end of this year, driven by the economic success of the first three quarters of the current business year. This step improves core capital by an additional EUR 2.7bn. The Tier 1 ratio will therefore increase to over 10% by the end of 2008, reaching a level in line with the raised international benchmarks for capital requirements.

"We have a fundamentally sound position and are taking this step to better equip Erste Group to cope with a tougher economic outlook and to be able to fully support economic growth in Austria and of its trade partners in such an environment," explained Andreas Treichl. "The participation certificates that will be acquired by the Republic of Austria will ensure that, above all, Austrian companies will have enough liquidity at their disposal in times of difficulty. In agreement with the Austrian government, Erste Group undertakes to ensure jointly with the savings banks that both Austrian commercial and retail customers will each have access to at least EUR 3bn in credit over the next three years," said Mr Treichl.

The participation capital, which will be repaid at 100% of the nominal value at the earliest after five years, will be non-listed, non-voting and non-transferable. Therefore, the issuance of these securities, which are recognized as core capital pursuant to §23 (4) of the Austrian Banking Act, will not result in the dilution of existing shares held by shareholders. The state will receive a fixed annual interest of 8% for the capital made available.

The transaction is expected to complete before the end of the year. Based on the business model of Erste Group and the savings banks with their focus on the retail and SME segment in the region, this acquisition of participation capital by the Republic of Austria is not contingent on any further conditions.

Erste Group will review its remuneration policy with respect to ethical and sustainability standards. Irrespective of this, some time ago, the members of the management board of Erste Group decided to

ERSTE GROUP

renounce their bonus payments for the current business year, which will be the best year in the history of the bank. Many senior management members have joined this decision.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

Erste Group is one of the leading financial providers in Central and Eastern Europe with its more than 54,000 employees. Erste Group serves over 16 million clients in almost 3,000 branches in 8 countries (Austria, Czech Republic, Slovakia, Romania, Hungary, Croatia, Serbia, Ukraine). As of 30 June 2008 Erste Group had EUR 214.2 billion in total assets, a half-yearly net profit of EUR 636.6 million and an after-tax ROE of 14.7%.

ERSTE BANK
ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG
Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100
Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Seite(n) einschließlich dieser.
Transmission consists of page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **23.06.2008**

ERSTE

ERSTE GROUP

Vienna, 30 October 2008

INVESTOR INFORMATION

Erste Group achieves strong operating profit in a difficult market environment

Highlights[1]**:**

- **A rise of more than 23.2% in the operating result** to EUR 2,193.5 million in the first three quarters of 2008 demonstrates the strength of the retail business in Central and Eastern Europe. The increase was achieved thanks to **strong net interest income** (+25.6% to EUR 3,573.3 million) and despite the very weak net trading result. Net profit after minorities increased by 74.6% in the first three quarters to EUR 1,463.0 million (adjusted for the sale of the insurance business by +2.8% to EUR 861.7 million). **Cash return on equity** reached 22.2% (13.6% when adjusted for the sale of the insurance business) and the **cost/income ratio improved** to 58.2% (compared to 59.2% at the end of 2007[2]).
- **Continued strong deposit and loan growth in Central and Eastern Europe.** Despite the deterioration in sentiment towards CEE over the past weeks, the CEE subsidiaries performed very satisfactorily in the first nine months of 2008: net interest margin at 4.5% remained at a high level, while operating result advanced by 52% to EUR 1.36 billion.
- **Strong capital base.** Shareholders' equity rose to EUR 9.7 billion thanks to the continued profitability of the Erste Group and the sale of the insurance business.
- **Strong liquidity position.** The **loan/deposit ratio remained stable at below 115%** throughout the whole year, and is expected to stay there for the remainder of the year. Short-term liquidity is also fully secured over the year-end, while long-term funding volume reached EUR 6 billion, covering not only this year's needs but also part of the 2009 funding requirements at costs **of below 40 bps above Euribor.**
- **Effects of the financial crisis on net profit after minorities.** Market conditions led to mark-to-market revaluations of the ABS/CDO portfolio of EUR 18.1 million for the third quarter. However, due to the quality of the underlying assets there is still no impairment expected for 2008. Write-downs related to the Lehman Brothers exposure amounted to EUR 25.5 million post-tax.
- **Outlook for 2008.** Operating result is expected to grow by 15% in 2008. Operating expenses in the fourth quarter are set to be below those in the third quarter. **For the fourth quarter a positive net result** is expected despite the negative capital market environment and write-downs related to the Iceland exposure.

[1] Following the sale of the insurance business and of two other investments in Romania, according to the rules of IFRS 5 a new item has been introduced in the income statement (the previous "Result from insurance business" position has now been reclassified as "Post-tax profit from discontinued operations") and in the balance sheet. Two savings banks joined the Austrian Savings Banks in December 2007 and four additional savings banks in January 2008 and are therefore being incorporated in the consolidated financial statement from this point in time. Furthermore, Diners Club Adriatic Croatia (DCA) has been part of the consolidated financial statement since 2 April 2007 and ABS Banka, Bosnia, acquired by Steiermärkische Sparkasse, since 3 April 2007, and were therefore not included for the whole of the reporting period in the previous year. This results in an – albeit minor – distortion of the rates of change compared with the comparative periods for the previous year.

[2] Adjusted for the change caused by IFRS – see footnote 1.

ERSTE
ERSTE GROUP

Earnings performance in brief

Operating income in the first three quarters of 2008 increased despite the declining net trading result (-36.7% to EUR 184.9 million) by 16.9% to EUR 5,247.2 million. This was mainly due to strong net interest income (+25.6% to EUR 3,573.3 million). **General administrative expenses** rose by 12.7% to EUR 3,053.7 million. The **operating result** was up 23.2% to EUR 2,193.5 million. The **cost-income ratio** improved to 58.2% (for the full year of 2007: 59.2% after adjustments in accordance with IFRS 5).

Net profit after minority interests rose by 74.6% to EUR 1,463.0 million (adjusted for the proceeds of the sale of the insurance business: +2.8% to EUR 861.7 million).

"These figures show that our long-term strategy is on a solid footing even in a recession-prone, economically difficult environment", commented Andreas Treichl, Chairman of the Managing Board of Erste Group Bank AG, on the results of the first three quarters of the current business year. "A strong operating result combined with the strategic decision to sell our insurance business to a strong partner resulted in the highest quarterly net income in the history of the bank despite the current turbulent environment. The expansion of the credit volume by EUR 11.7 billion since the beginning of the year has almost been completely covered by the rise in deposits (EUR 10.8 billion) and reflects the strength of our extensive branch network and our 16 million customers in the growth region of Central and Eastern Europe," continued Treichl.

The **cash return on equity** (i.e. eliminating the linear depreciation for the customer base and the sales network from acquisitions made), increased in the first three quarters of 2008 from 14.6% (reported value 14.1%) in the full year 2007 to 22.2% (reported value 21.7%). Adjusted for the proceeds of the sale of the insurance business, the cash return on equity amounted to 13.6% (reported value: 13.1%).

As of 30 September 2008, **cash earnings per share** were EUR 4.78 (reported value: EUR 4.67) – adjusted for the proceeds of the sale of the insurance business, cash eamings per share were EUR 2.86 (reported value: EUR 2.75). The comparable figure in the previous year was EUR 2.80 (reported value EUR 2.69).

Total assets as of 30 September 2008 stood at EUR 209.4 billion, up 4.4% compared to year-end 2007.

The **solvency ratio** based on credit risk decreased due to the growth in loan volume and the insurance deal (deduction of book value of investment), from 10.5% to 9.4% as of 30 September 2008. Therefore, it continued to be comfortably above the statutory minimum requirement of 8.0%. The **Tier 1 ratio**, based on credit risk, amounted to 6.6% as of 30 September 2008 and did neither factor in the gain on disposal of the insurance business nor retained earnings.

Outlook

The expected rise in the operating result by about 15% is based on the continuing strength of Erste Group's retail business model in Central and Eastern Europe. The large inflow of deposits in Austria and CEE, building on a solid base of over 16 million customers, provides the foundation for sustained credit growth together with a stable ratio of loan-to-deposit of less than115%. This strength is expected to offset some of the weaker growth in revenue, above all in net fee and commission income and the trading result in the Large Corporate & Investment Banking (GCIB) and Group Markets (GM) divisions, as well as the anticipated slowdown in commission revenues in Austria.

At the same time, there will be a considerable strengthening of own funds at Erste Group this year: at the end of 2008 the Tier 1 ratio – including the sale of the insurance business concluded in the third quarter and despite the unexpectedly strong rise in risk-weighted assets that has taken place due to the procyclical effect of Basel II – will be at least 7.5%, after 7% in 2007. Details on the outlook for 2009 will be published at the Capital Markets Day in December.

ERSTE GROUP

Sale of the insurance business

On 15 September 2008 Erste Group Bank AG largely completed the sale of its insurance holdings in Central and Eastern Europe – with the approval of the responsible competition and local insurance supervision authorities – including s Versicherung in Austria to WIENER STÄDTISCHE Versicherung AG – the Vienna Insurance Group. The completion of the transaction in Romania is expected to take place in the weeks to come – once final approval has been given by the local competition and insurance authorities. As part of this transaction Erste Group and its local subsidiaries will continue to hold 5% in each of the local life insurance companies. In addition to the sale of the insurance subsidiaries, a mutual sales cooperation agreement was concluded for a period of 15 years. The total volume of the transaction amounts to EUR 1,445 million. The value of the sales agreement amounts to EUR 300 million. This amount will be transferred on 1 January 2009 and deferred over a 15-year period, in accordance with IFRS. The remaining amount of EUR 1.14 billion was transferred on 15 September 2008. The revenue from the sale of the insurance business and the sales agreement is booked to the individual local subsidiaries. For ease of comparison, the income has been allocated to the Corporate Center in the segment reporting. The contribution to Erste Group net profit from this transaction recognised in the third quarter 2008 – excluding the proceeds from the sale of the Romanian insurance subsidiary – amounts to EUR 601.8 million.

I. FINANCIAL PERFORMANCE IN DETAIL

in EUR million	1-9 08	1-9 07	Change
Net interest income	3,573.3	2,844.1	25.6%
Risk provisions for loans and advances	-602.3	-335.9	79.3%
Net fee and commission income	1,489.0	1,354.2	10.0%
Net trading result	184.9	292.0	-36.7%
General administrative expenses	-3,053.7	-2,709.9	12.7%
Other result	-268.4	-126.1	na
Pre-tax profit from continuing ops	**1,321.8**	**1,318.4**	**0.3%**
Post-tax profit from discontinued ops	610.2	25.4	>100.0%
Net profit after minorities	**1,463.0**	**837.9**	**74.6%**

Net interest income: +25.6%

The continuing strong growth in loans combined with the expansion of the net interest margin in Central and Eastern Europe played a significant role in increasing net interest income, which rose by 25.6% year-on- year, from EUR 2,844.1 million to EUR 3,573.3 million.

In particular, the subsidiaries in the Czech Republic (+37.9%) and Romania (+43.4%) made above-average contributions to this positive development.

The net interest margin (net interest income as a percentage of the average interest-bearing assets) improved from 2.49% for the full year 2007 to 2.77% after the first nine months of 2008. Net interest margin improved in Central and Eastern Europe (from 4.1% to 4.5%) as well as in the Austrian business (from 1.6% to 1.7%).

Net fee and commission income: +10.0%

in EUR million	1-9 08	1-9 07	Change
Lending business	279.9	250.0	12.0%
Payment transfers	647.6	535.2	21.0%
Card business	128.2	113.6	12.8%
Securities transactions	349.8	386.2	-9.4%
Investment fund transactions	166.3	176.5	-5.8%
Custodial fees	34.4	39.8	-13.6%
Brokerage	149.1	169.9	-12.2%
Insurance business	60.3	48.9	23.3%
Building society brokerage	27.3	21.6	26.4%
Foreign exchange transactions	29.3	27.5	6.5%
Investment banking business	14.0	20.6	-32.0%
Other	80.8	64.2	25.9%
Total	**1,489.0**	**1,354.2**	**10.0%**

Net commission income rose in the first three quarters of 2008 by 10.0% from EUR 1,354.2 million to EUR 1,489.0 million. A strong increase was recorded, in particular, in payment transfers (+21.0% to EUR 647.6 million); the card business was up 12.8% to EUR 128.2 million. In addition, considerable growth rates were also achieved in the lending business (+12.0% to EUR 279.9 million) as well as in the insurance business (+23.3% to EUR 60.3 million). On the other hand, due to the difficult market situation the entire securities business decreased (-9.4% to EUR 349.8 million).

Net trading result: -36.7%

As was to be expected, the ongoing turbulence on the international markets influenced the net trading result, particularly in the third quarter of 2008. The 36.7% decline from EUR 292.0 million in the same period of the previous year to EUR 184.9 million was mainly related to weaker securities business.

General administrative expenses: +12.7%

in EUR million	1-9 08	1-9 07	Change
Personnel expenses	1,762.0	1,588.0	11.0%
Other administrative expenses	1,008.3	833.8	20.9%
Subtotal	2,770.3	2,421.8	14.4%
Depreciation and amortisation	283.4	288.1	-1.6%
Total	**3,053.7**	**2,709.9**	**12.7%**

General administrative expenses increased by 12.7%, from EUR 2,709.9 million to EUR 3,053.7 million. Adjusted for currency movements, the increase was about 11.2%. About two percentage points of this increase was due to the expansion in the scope of consolidation since October 2007 (above all due to the additional six savings banks that have joined the cross-guarantee system).

Personnel expenses rose from EUR 1,588.0 million to EUR 1,762.0 million, or by 11.0% (currency-adjusted 10.4%). This was due to a 3.8% increase in the headcount level – mainly driven by the expansion in the Ukraine – and legally required and market-related salary adjustments in a number of CEE countries. Growth in personnel expenses was, at 8.3%, slightly lower in the CEE countries than in the rest of the group (12.9%).

ERSTE

ERSTE GROUP

Headcount[3]

	Sep 08	Dec 07	Change
Employed by Erste Group	**54,452**	**52,442**	3.8%
Austria incl. Haftungsverbund savings banks	16,258	15,658	3.8%
Erste Holding, EB Oesterreich and subsidiaries	8,548	8,452	1.1%
Haftungsverbund savings banks	7,710	7,206	7.0%
Central and Eastern Europe / International	**38,194**	**36,784**	3.8%
Česká spořitelna Group	10,881	10,842	0.4%
Banca Comercială Română Group	11,735	12,224	-4.0%
Slovenská sporiteľňa Group	4,988	4,763	4.7%
Erste Bank Hungary Group	3,240	3,056	6.0%
Erste Bank Croatia Group	2,013	1,886	6.7%
Erste Bank Serbia	989	958	3.2%
Erste Bank Ukraine	2,049	1,130	81.3%
Other subsidiaries and foreign branch offices	2,299	1,925	19.4%

The headcount in Austria was influenced mainly by the inclusion of four additional savings banks in the cross-guarantee system (Haftungsverbund) in 2008 (+402 new employees) and by the reorganisation of Erste Group.

During the first three quarters of 2008 **other administrative expenses** rose by 20.9% from EUR 833.8 million to EUR 1,008.3 million. The CEE subsidiaries in particular showed an increase of 28.3% (rest of the group: +10.9%). Among other factors, this was due to costs relating to the conversion of the core banking system, the introduction of the euro in Slovakia, as well as branch network expansion in Romania and the Ukraine. There was also an above-average rise in IT costs (+30.9% to EUR 243.0 million, particularly in CEE) as well as in expenses related to the reorganisation of Erste Group and the implementation of group projects.

Continuing the trend of the previous years, the **depreciation of fixed assets** declined slightly during the first three quarters of 2008 (-1.6% from EUR 288.1 million to EUR 283.4 million).

Restructuring and transformation costs at BCR amounted to EUR 9.6 million in the first three quarters of 2008 (EUR 36.4 million in the comparable period of the previous year). It is estimated that transformation expenses for the full year will amount to about EUR 30.0 million.

Operating result: +23.2%

Operating income rose by 16.9% from EUR 4,490.3 million to EUR 5,247.2 million while **general administrative expenses** advanced by 12.7% from EUR 2,709.9 million to EUR 3,053.7 million. This resulted in a 23.2% improvement in **operating result** by 23.2% in the first nine months of 2008 from EUR 1,780.4 million to EUR 2,193.5 million.

Risk provisions: +79.3%

On balance, this line item increased considerably, by 79.3% from EUR 335.9 million to EUR 602.3 million (impact of allocation and release of provisions for the lending business, costs from writing off loans and income from the repayment of loans already written off). The rise is due, on the one hand, to

[3] End of period values.

strong credit expansion – particularly in the CEE countries – and the Group's conservative provisioning strategy. On the other hand, it was also been influenced by three other one-off factors: the consolidation of additional savings banks in Austria, write-offs related to the takeover of a savings bank within the Austrian (Haftungsverbund) savings banks sector (EUR 29.2 million in the first three quarters), the effects of "unwinding" (EUR +50.0 million in the first three quarters of 2008) and the change in the way risk provisions for private unsecured loans are booked at BCR. As of May 2007, these loans are provisioned for in BCR, and no longer through the group's insurance subsidiary. Because of these effects, along with a cautious and proactive provisioning policy, risk costs are not expected to exceed 70 basis points in relation to average customer loans.

Other operating result: -5.8%

The other operating result worsened slightly from EUR -133.3 million to EUR -141.0 million. Last year this item included income from the non-recurring release of provisions for legal proceedings. This item essentially comprises the linear amortisation of intangible assets gained in the course of various acquisitions (customer relationships and distribution network) amounting to EUR 58.0 million and deposit insurance contributions.

Results from financial assets

The overall result from all categories of financial assets deteriorated significantly. Whereas in the first three quarters of 2007 – in an already difficult market environment – a positive result of EUR 7.2 million was posted, the balance as of 30 September 2008 was distinctly negative at EUR -128.4 million. This was mainly due to revaluation requirements for structured products in the fair value portfolio and impairments of bonds held in the AfS portfolio (especially related to Lehman Brothers).

On 30 September 2008 the market value of Erste Group's ABS/CDO portfolio, including that of the savings banks, amounted to about EUR 2.7 billion, down from EUR 3.4 billion at year-end 2007. In the third quarter of 2008, the fair value portfolio saw a revaluation with an overall impact on the income statement to the effect of EUR -22.7 million (after tax and minorities: EUR -18.1 million); in the second quarter of 2008 the negative impact equalled EUR -10.7 million, or EUR -8.5 million after tax and minorities). In the available-for-sale portfolio, mark-to-market revaluations in the third quarter of 2008 resulted in a decline of EUR 72.3 million (second quarter 2008: EUR 20.0 million), booked against equity. As there was no deterioration in the quality of the underlying assets, there continues to be no need for an impairment for the overall portfolio.

Post-tax profit from discontinued operations (insurance business)[4]

This item comprises not only net profit from insurance business until its sale but also the gain on disposal from the sale of the insurance business and the applicable taxes.

The result from insurance business in the first three quarters of 2008 was, at about EUR 9.3 million, far below that of the same period in the previous year (EUR 32.3 million). This was mainly due to weaker results from financial investments in light of the difficult financial market situation. Net profit from the sale of the insurance business amounted to EUR 601.8 million.

Pre-tax profit and net profit after tax and minorities:

Despite the difficult market conditions, **pre-tax profit** in the continuing business operations rose slightly because of the satisfactory operating result, by 0.3% from EUR 1,318.4 million to EUR 1,321.8 million.

[4] As reported above, Erste Group has sold its insurance business. Pursuant to IFRS 5 the post-tax result from this division is shown in a separate line in the P&L.

Net profit after minority interests rose due to the sale of the insurance business by 74.6% from EUR 837.9 million to EUR 1,463.0 million (adjusted for the sale of the insurance business: +2.8% to EUR 861.7 million).

II. FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2008

in EUR million	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08
Net interest income	986.6	1,101.7	1,151.1	1,154.9	1,267.3
Risk provisions for loans and advances	-96.6	-118.8	-163.1	-221.0	-218.2
Net fee and commission income	469.3	503.7	491.9	510.3	486.8
Net trading result	72.4	59.1	82.3	102.1	0.5
General administrative expenses	-918.1	-932.2	-964.8	-1,036.8	-1,052.1
Operating result	**610.2**	**732.3**	**760.5**	**730.5**	**702.5**
Other operating result	-43.9	-36.0	-22.9	-61.9	-56.2
Result from financial assets - FV	-42.3	-9.5	-72.9	-7.0	-35.0
Result from financial assets - AfS	17.5	6.1	-12.8	6.3	-5.1
Result from financial assets - HtM	0.1	0.1	0.0	0.1	-2.0
Pre-tax profit from continuing ops	**445.0**	**574.2**	**488.8**	**447.0**	**386.0**
Post-tax profit from discontinued ops	1.6	3.0	4.8	5.3	600.1
Net profit after minorities	**271.9**	**336.8**	**315.6**	**321.0**	**826.4**

Net interest income recorded an all-time high in the third quarter of 2008, namely EUR 1,267.3 million (+9.7% compared to the previous quarter). The continuing credit growth in Central and Eastern Europe was a major contributing factor.

After a very good second quarter, as expected **net commission income** decreased in the third quarter by 4.6% from EUR 510.3 million to EUR 486.8 million. This was due in part to the asset management and fund business, with the market situation resulting in decreasing fund volumes.

The drastic decline in the **net trading result** from EUR 102.1 million to EUR 0.5 million reflected the unusually difficult market situation.

General administrative expenses in the third quarter of 2008 were only slightly (+1.5%) higher than in the previous quarter at EUR 1,052.1 million. Personnel expenses, at EUR 601.4 million, were at almost the same level as in the second quarter (EUR 599.2 million). Other administrative expenses rose by 3.6% from EUR 343.1 million to EUR 355.4 million. Depreciation of property and equipment remained basically unchanged at EUR 95.3 million.

In the third quarter of 2008, the **operating result** of EUR 702.5 million was slightly (-3.8%) below the result for the second quarter of EUR 730.5 million.

The **cost/income ratio** rose from 58.7% in the second quarter to 60.0% - mainly due to the decrease in the net trading result.

Risk provisions for loans and advances decreased slightly from EUR 221.0 million in the second quarter to their current EUR 218.2 million.

There was an improvement in the **other operating result** from EUR -61.9 million in the previous quarter to EUR -56.2 million. This was due in part to gains in conjunction with the sale of other financial investments.

ERSTE

ERSTE GROUP

Post-tax profit from discontinued operations (insurance business) equalled EUR 600.1 million compared to EUR 5.3 million in the second quarter, as the third quarter included the post-tax result from the sale of the insurance business amounting to EUR 601.8 million.

In the third quarter **pre-tax profit from continuing operations** was – due to the weak net trading result and the required write-downs of financial assets – at EUR 386.0 million, 13.6% below the figure for the second quarter (EUR 447.0 million).

Net profit after minority interests in the third quarter of 2008 was EUR 826.4 million which was above the level of the previous quarter (EUR 321.0 million). Adjusted for the income from the sale of the insurance business, net profit after tax and minority interests in the third quarter was EUR 225.1 million (-29.9%).

III. BALANCE SHEET DEVELOPMENT

in EUR million	Sep 08	Dec 07	Change
Loans and advances to credit institutions	19,088	14,937	27.8%
Loans and advances to customers	125,673	113,956	10.3%
Risk provisions for loans and advances	-3,699	-3,296	12.2%
Trading and other financial assets	43,769	44,214	-1.0%
Other assets	24,589	30,708	-19.9%
Total assets	**209,420**	**200,519**	**4.4%**

The **total assets** of Erste Group increased by 4.4% from EUR 200.5 billion at the end of 2007 to EUR 209.4 billion at the end of September 2008. Around EUR 2.4 billion of the growth was attributable to the expansion of the scope of consolidation through the addition of another four savings banks to the cross-guarantee system (Haftungsverbund).

Loans and advances to credit institutions rose dynamically mainly because of the strong growth in customer deposits (+27.8% from EUR 14.9 billion to EUR 19.1 billion). The excess liquidity generated by these inflows was deposited for the most part with central banks on a short-term basis.

Loans and advances to customers increased by 10.3% from EUR 114.0 billion to EUR 125.7 billion. The rise in the CEE countries was 16.8% to EUR 49.1 billion (of this private customers +24.6%).

Due to new allocations as a result of credit growth, the level of **risk provisions** increased from EUR 3.3 billion to EUR 3.7 billion. At 2.5%, the ratio of non-performing loans (NPLs) to total risk-weighted assets remained stable in the third quarter.

Securities investments in the various categories of financial assets declined – not least due to the current market situation – by 5.1% from EUR 37.6 billion at the end of 2007 to EUR 35.7 billion.

ERSTE

ERSTE GROUP

in EUR million	Sep 08	Dec 07	Change
Deposits by banks	37,420	35,165	6.4%
Customer deposits	110,964	100,116	10.8%
Debt securities in issue	29,802	31,078	-4.1%
Other liabilities	12,406	17,168	-27.7%
Subordinated liabilities	5,969	5,589	6.8%
Total equity	12,859	11,403	12.8%
Shareholder's equity	9,728	8,452	15.1%
Minority interests	3,131	2,951	6.1%
Total liabilities and equity	**209,420**	**200,519**	4.4%

Customer deposits rose by 10.8% from EUR 100.1 billion to EUR 111.0 billion, that is to say more strongly than the loans and advances to customers. At 13.8%, the rise in the CEE countries was particularly sharp. The loans-to-deposit ratio as of 30 September 2008 stood at 113.3%.

The decline in **debt securities in issue** from EUR 31.1 billion by 4.1% to EUR 29.8 billion resulted mainly from redemptions on certificates of deposit.

Total equity increased by 12.8% from EUR 11.4 billion to EUR 12.9 billion, thanks to the continued strong profitability of Erste Group and the sale of the insurance business. The expansion of the scope of consolidation by four additional savings banks also had a corresponding effect on the minority interests.

Risk-weighted assets (RWAs) rose in the first nine months of 2008 from EUR 95.1 billion to EUR 105.3 billion, with the additional new savings banks making up around EUR 1.3 billion.

Total **own funds** of Erste Group according to the Austrian Banking Act amounted to EUR 11.1 billion (31 December 2007 EUR 11.1 billion) as of 30 September 2008. The coverage ratio in relation to the statutory minimum requirement on this date (EUR 9.6 billion), was 115% (year-end 2007: 127%).

After deductions in accordance with the Austrian Banking Act, **tier 1 capital** stood at EUR 6.9 billion (year-end 2007: EUR 6.7 billion). Retained profit of the current year is not yet included in this figure.

The **tier 1 ratio** based on credit risk (tier 1 capital after deductions under the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) equalled 6.6%. The figure for the end of 2008 is expected to be at least 7.5%. Adjusted for hybrid capital, the tier 1 ratio as of 30 September 2008 stood at 5.4%; additionally adjusting for the regulatory capital requirements for market and operational risks are the tier 1 ratio equalled 4.9%.

The **solvency ratio** in respect of credit risk (total own funds less the non-credit risk capital requirements – especially settlement risks, operational risks and position risks in the trading book and foreign currency positions – as a percentage of the assessment base for credit risk pursuant to Article 22 sec. 2 of the Austrian Banking Act) was 9.4% (year-end 2007: 10.5%) as of 30 September 2008 and thus considerably above the statutory minimum requirement of 8.0%.

producing a cost/income ratio of 46.4% (compared to 64.6% in the previous year). This ratio included restructuring costs for the current financial year of EUR 9.6 million (2007: EUR 36.4 million). Return on equity was 63.6% which was a clear improvement over the previous year (41.5%).

Slovakia

Slovenská sporiteľňa improved its operating result by 24% (15.4% currency adjusted) from EUR 124.3 million to EUR 154.1 million. The main reason for this, based on higher levels of lending and growth in customer deposits, was the significant EUR 42.6 million rise in net interest income from EUR 213.6 million to EUR 256.2 million. At EUR 78.5 million, the 17.5% (9.4% currency adjusted) year-on-year improvement in net commission income also made a welcome contribution to the operating result. The rise in general administrative expenses from EUR 166.6 million in 2007 to the current level of EUR 189.0 million (up 5.7% currency adjusted) is due to system changes and other expenses relating to the introduction of the euro and a new core banking system. In line with customer loan growth, risk

provisions increased from EUR 24.6 million in the previous year to EUR 41.3 million (up 56.6% currency adjusted). While net profit before minorities rose by 16.1% (8.1% currency adjusted), a significantly higher tax rate compared with the previous year, as a result of a legally required release of tax provisions in 2007, held down the rise in the result after minorities to 4.2% (from EUR 81.0 million in 2007 to EUR 84.4 million). When adjusted for currency movements, there was a slight drop of 3.0%. Return on equity was 38.7% compared to 40.3% in the previous year and the cost/income ratio improved – despite the major projects mentioned earlier – from 57.3% to 55.1%.

Hungary

The net contribution to the group from Erste Bank Hungary amounted to EUR 74.2 million despite the difficult macroeconomic developments. This was 43.4% (41.6% currency adjusted) above the comparable figure for the previous year (EUR 51.7 million). The significant 18.6% rise (17.1% currency adjusted) in net interest income from EUR 178.2 million to EUR 211.4 million was mainly the result of the expansion in lending to customers, particularly in the retail business. This positive development was helped by the correction of an interest expense accrual in 2007 amounting to a negative effect in the prior year period of EUR 8.0 million. After adjusting for this technical factor, the rise comes to 13.6%. The rise in net commission income of EUR 13.7 million (14.4% currency adjusted) to EUR 100.1 million resulted mainly from the growth in the lending business. Despite the rise in operating expenses resulting from the expansion in business activities (increase in staff, office space, marketing) of 11.2% (9.8% when adjusted for currency movements) to EUR 176.8 million, the segment achieved net profit after minorities that, at EUR 74.2 million, was significantly higher (by 43.4%, or 41.6% currency adjusted) than the comparable figure for the previous year (EUR 51.7 million). The rise in risk provisions for loans and advances (of EUR 10.9 million from EUR 35.1 million to EUR 46.0 million) was a reflection on the one hand of the growth in lending and on the other hand of the general economic situation. The improvement in other income (EUR 0.7 million compared to EUR -16.2 million in 2007) was mainly due to a shift of local tax items to tax expenses ("municipal tax" and "innovation tax"). Return on equity rose from 24.6% to 31.2% and the cost/income ratio was 54.9% (previous year: 57.9%).

Croatia

Because the result of Diners Club Adriatic d.d. (DCA) was not included until the second quarter of 2007, a like-for-like comparison with the previous year is not entirely possible.

Erste Bank Croatia increased its net profit after minority interests compared to 2007 by EUR 11.6 million (27.8% currency adjusted) from EUR 39.2 million to EUR 50.8 million. The main reason for this was the considerable growth in net interest income, net commission income and the net trading result. Despite the legal restriction on lending growth, net interest income rose from EUR 114.1 million to EUR 144.3 million. This 26.4% increase (24.7% currency adjusted) is due to a considerable expansion in customer deposits (+12.1% since the start of the year). Positive trends in the payment and credit card business (DCA) led to a 24.9% rise (23.1% currency adjusted) in net commission income from EUR 46.1 million in 2007 to EUR 57.6 million. Improvements in the foreign exchange business both at the bank and the credit card subsidiary led to an improvement to the net trading result of EUR 4.0 million (from EUR 7.4 million to EUR 11.4 million). The increase in risk provisions from EUR 12.0 million to the current level of EUR 15.9 million reflects growth in the lending business and the inclusion of the credit card company. A rise in the headcount and higher IT and leasing expenses for the new administration building led to an 18.5% rise in operating expenses (16.9% currency adjusted) from EUR 81.4 million to the new figure of EUR 96.4 million. The cost/income ratio nevertheless improved from 48.5% to 45.2%. Return on equity stood at 41.8%.

Serbia

Net interest income more than doubled when compared with the previous year (EUR 11.5 million) to EUR 24.1 million. The main factors behind this were the significant rise in customer loans and customer deposits, higher loans and advances to credit institutions and a rise in the National Bank's base rate. Net commission income rose mainly as a result of the 50.7% increase in payments transfers (51.4% when adjusted for currency movements) from EUR 3.6 million to EUR 5.4 million. Taken in conjunction with an improvement in the net trading result (EUR 2.3 million compared to EUR 0.9 million in the previous year) as a result of higher income from foreign exchange transactions, operating income virtually doubled from EUR 16.1 million to EUR 31.8 million. Despite the rise in general administrative expenses from EUR 20.3 million to EUR 25.1 million resulting from the expansion of the business, the operating result improved from EUR -4.2 million to EUR 6.7 million. The proceeds of the sale of an investment in the first quarter of 2008 had a positive effect on the other result (EUR 4.3 million compared to EUR 1.2 million in the previous year). Net profit after minority interests rose from EUR -2.2 million by EUR 7.6 million to EUR 5.4 million.

Ukraine

Following the completion of the takeover of Bank Prestige by Erste Bank Group in January of 2007, the focus of all efforts has been on expanding the market position of the bank, which in the meantime has been renamed to Erste Bank Ukraine. The bank currently operates 119 branches.
The increase in net interest income from EUR 6.5 million in the first three quarters of 2007 by EUR 15.7 million to EUR 22.2 million was due to the tripling of customer loans compared to the same period in the previous year. In addition, the prevailing market situation with its high demand for short-term liquidity produced a number of good business opportunities. Net fee and commission income was, at EUR 2.3 million, significantly above the level of the previous year (EUR 0.6 million) and was achieved above all through increased income from payment transfers. The growth in the net trading result of EUR 4.1 million (EUR 4.3 million compared to EUR 0.2 million in the previous year) was mainly based on a significant increase in income from fixed-income securities. The rise in general administrative expenses by EUR 29.4 million to EUR 44.8 million went hand in hand with the expansion of the business including, in addition to the expenses for building up the branch network, a considerable increase in the number of employees. Net profit after minority interests amounted to EUR -19.4 million.

Group Corporate & Investment Banking (GCIB)

The **Group Corporate & Investment Banking** segment includes the large corporate business with companies that are active in Erste Group's markets and have sales in excess of EUR 175 million. Erste Group's international business (excluding treasury activities) and its real estate business with large corporates, together with its leasing subsidiary Immorent and investment banking (including equity capital markets), are also allocated to this segment.

Net profit after minority interests in this segment rose by 2.8% from EUR 173.8 million to EUR 178.6 million. The rise in net interest income, which at EUR 329.8 million stood at 21.0% above the figure for the previous year, was due to an increase in business volumes in Group Large Corporates and Real Estate and a good performance by Immorent. The EUR 19.4 million rise (up 20.5%) in net commission income from EUR 94.4 million to EUR 113.8 million was based partly on significant growth at the real estate leasing subsidiary Immorent and partly on improvements in the international business in Vienna and Hong Kong. The higher risk provisions of EUR 57.7 million compared to EUR 30.2 million in the previous year resulted from the rise in financing volume and releases of risk provisions in the previous year. Despite the higher operating expenses (up from EUR 107.7 million to EUR 126.4 million) owing to higher IT and personnel costs, the operating result improved by 21.3% from EUR 265.0 million in the previous year to EUR 321.5 million. Market-induced revaluation requirements in the fair value portfolio

ERSTE

ERSTE GROUP

V. EXCHANGE RATE DEVELOPMENT

	End of period rates			Average rates		
Euro FX rates	Sep 08	Dec 07	Change	1-9 08	1-9 07	Change
CZK/EUR	24.66	26.63	7.4%	25.08	28.04	10.6%
RON/EUR	3.74	3.61	-3.7%	3.65	3.30	-10.5%
SKK/EUR	30.30	33.58	9.8%	31.62	33.96	6.9%
HUF/EUR	242.83	253.73	4.3%	247.86	251.01	1.3%
HRK/EUR	7.10	7.33	3.1%	7.23	7.34	1.4%
RSD/EUR	76.68	80.05	4.2%	80.08	79.75	-0.4%
UAH/EUR	7.29	7.42	1.8%	7.41	6.77	-9.4%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

Questions to:
Erste Bank, Investor Relations
1010 Vienna, Graben 21, Telefax: 0043 (0)5 0100 DW 9 13112
Gabriele Werzer, Tel. 0043 (0)5 0100 DW 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. 0043 (0)5 0100 DW 17326, E-mail: thomas.sommerauer@erstebank.at
Peter Makray, Tel. 0043 (0)5 0100 DW 16878, E-mail: peter.makray@erstebank.at

You can access this text on our website at www.erstebank.com/ir under"News".

Appendix

I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

in EUR million	1-9 08	1-9 07	Change
Net interest income	3,573.3	2,844.1	25.6%
Risk provisions for loans and advances	-602.3	-335.9	79.3%
Net fee and commission income	1,489.0	1,354.2	10.0%
Net trading result	184.9	292.0	-36.7%
General administrative expenses	-3,053.7	-2,709.9	12.7%
Other operating result	-141.0	-133.3	-5.8%
Result from financial assets - FV	-114.9	-38.3	na
Result from financial assets - AfS	11.6	44.9	na
Result from financial assets - HtM	-1.9	0.6	na
Pre-tax profit from continuing operations	1,321.8	1,318.4	0.3%
Taxes on income	-264.4	-283.5	-6.7%
Net profit before minorities from continuing operations	1,057.4	1,034.9	2.2%
Post-tax profit from discontinued operations	610.2	25.4	>100.0%
Profit for period	1,667.6	1,060.3	57.3%
Minority interests	-204.6	-222.4	-8.0%
Net profit after minorities	1,463.0	**837.9**	74.6%

II. CONSOLIDATED BALANCE SHEET (IFRS)

In EUR million	Sep 08	Dec 07	Change
ASSETS			
Cash and balances with central banks	7,692	7,615	1.0%
Loans and advances to credit institutions	19,088	14,937	27.8%
Loans and advances to customers	125,673	113,956	10.3%
Risk provisions for loans and advances	-3,699	-3,296	12.2%
Trading assets	8,090	6,637	21.9%
Financial assets - at fair value through profit or loss	4,238	4,534	-6.5%
Financial assets - available for sale	16,664	16,200	2.9%
Financial assets - held to maturity	14,777	16,843	-12.3%
Investments of insurance companies	0	8,054	na
Equity holdings in associates accounted for at equity	237	285	-16.8%
Intangible assets	5,707	5,962	-4.3%
Property and equipment	2,537	2,289	10.8%
Tax assets	524	446	17.5%
Assets held for sale and discontinued operations	658	0	na
Other assets	7,234	6,057	19.4%
Total assets	**209,420**	**200,519**	**4.4%**
LIABILITIES AND EQUITY			
Deposits by banks	37,420	35,165	6.4%
Customer deposits	110,964	100,116	10.8%
Debt securities in issue	29,802	31,078	-4.1%
Trading liabilities	2,726	1,756	55.2%
Underwriting provisions	0	8,638	na
Other provisions	1,757	1,792	-2.0%
Tax liabilities	345	329	4.9%
Liabilities associated with assets held for sale and discontinued operations	501	0	na
Other liabilities	7,077	4,653	52.1%
Subordinated liabilities	5,969	5,589	6.8%
Total equity	12,859	11,403	12.8%
Shareholder's equity	9,728	8,452	15.1%
Minority interests	3,131	2,951	6.1%
Total liabilities and equity	**209,420**	**200,519**	**4.4%**

III. SEGMENT REPORTING ERSTE BANK GROUP

Overview*

	Retail & SME		GCIB		Group Markets		Corporate Center		Total group	
In EUR million	**1-9 08**	**1-9 07**	**1-9 08**	**1-9 07**	**1-9 08**	**1-9 07**	**1-9 08**	**1-9 07**	**1-9 08**	**1-9 07**
Net interest income	3,143.2	2,557.1	329.8	272.5	183.3	58.0	-62.9	-43.5	3,573.3	2,844.1
Risk provisions	-494.6	-305.9	-67.7	-30.2	0.0	0.0	-50.0	0.2	-802.3	-335.9
Net fee and commission income	1,268.7	1,157.9	113.8	94.4	114.1	114.6	-7.5	-12.7	1,489.0	1,354.2
Net trading result	95.6	81.9	[illegible]	5.7	97.6	196.5	-12.5	7.9	184.9	282.0
General administrative expenses	-2,646.4	-2,407.8	-126.4	-107.7	-142.9	-129.4	-138.0	-65.1	-3,053.7	-2,708.9
Other result	-117.0	-62.5	-29.0	11.7	-4.6	2.0	-124.0	-77.2	-268.4	-126.1
Pre-tax profit from continuing ops	1,248.4	1,020.7	240.9	246.4	227.5	241.7	-394.9	-190.4	1,321.6	1,318.4
Taxes on income	-259.4	-214.3	-54.0	-58.5	-49.0	-48.3	78.0	37.6	-284.4	-283.5
Post-tax profit from discontinued ops	8.4	25.4	0.0	0.0	0.0	0.0	601.8	0.0	610.2	25.4
Minority interests	-203.7	-213.4	-8.3	-14.2	-12.1	-15.8	19.5	21.0	-204.6	-222.4
Net profit after minorities	**798.8**	**618.4**	**178.6**	**173.8**	**166.4**	**177.6**	**324.4**	**-131.9**	**1,463.0**	**837.9**
Average risk-weighted assets	72,574.8	65,915.9	22,982.2	21,331.5	1,901.9	1,177.6	3,028.0	2,558.5	100,486.6	90,983.5
Average attributed equity	3,288.3	2,956.7	1,400.1	1,327.7	184.0	136.8	4,133.4	3,857.2	8,880.6	8,280.1
Cost/income ratio	**58.7%**	**63.4%**	**28.2%**	**28.9%**	**38.1%**	**35.1%**	**nm**	**nm**	**68.2%**	**60.4%**
ROE based on net profit	**32.2%**	**27.9%**	**17.0%**	**17.5%**	**120.6%**	**173.3%**	**nm**	**nm**	**21.7%**	**13.5%**

*) The "Other result" for the Corporate Center includes the depreciation for the customer base amounting to EUR 58.0 million.
"Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Austria segment*

in EUR million	Savings Banks 1-9 08	Savings Banks 1-9 07	EB Oesterreich 1-9 08	EB Oesterreich 1-9 07	Austria 1-9 08	Austria 1-9 07
Net interest income	702.7	641.5	445.5	432.0	1,148.3	1,073.5
Risk provisions	-158.2	-125.5	-73.7	-74.7	-232.0	-200.2
Net fee and commission income	286.0	282.8	234.9	251.8	520.9	534.6
Net trading result	32.8	15.5	13.5	5.6	28.3	21.2
General administrative expenses	-697.0	-634.8	-498.1	-499.6	-1,196.1	-1,134.4
Other result	-44.2	-4.9	-37.1	-2.9	-81.4	-7.8
Pre-tax profit from continuing ops	102.0	174.6	85.0	112.2	187.0	286.9
Taxes on income	-37.0	-42.3	-18.5	-25.7	-55.6	-68.0
Post-tax profit from discontinued ops	0.0	0.0	4.9	8.3	4.9	8.3
Minority interests	-59.5	-119.8	-1.3	-6.6	-60.8	-126.4
Net profit after minorities	**5.4**	**12.5**	**70.1**	**89.3**	**75.6**	**100.7**
Average risk-weighted assets	24,409.6	22,953.3	14,142.3	12,763.1	38,551.9	35,716.4
Average attributed equity	224.6	228.5	964.6	882.1	1,191.2	1,110.6
Cost/income ratio	**69.6%**	**67.5%**	**71.8%**	**72.5%**	**70.6%**	**69.6%**
ROE based on net profit	**6.2%**	**7.3%**	**9.7%**	**13.3%**	**8.6%**	**12.1%**

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Central and Eastern Europe (CEE) segment*:

in EUR million	Czech Republic 1-9 08	Czech Republic 1-9 07	Romania 1-9 08	Romania 1-9 07	Slovakia 1-9 08	Slovakia 1-9 07	Hungary 1-9 08	Hungary 1-9 07	Croatia 1-9 08	Croatia 1-9 07	Serbia 1-9 08	Serbia 1-9 07	Ukraine 1-9 08	Ukraine 1-9 07
Net interest income	794.2	590.0	542.5	369.6	256.2	213.6	211.4	178.2	144.3	114.1	24.1	11.5	22.2	6.5
Risk provisions	-76.3	-49.0	-83.0	21.6	-41.3	-24.6	-46.0	-35.1	-16.9	-12.0	-4.3	0.5	-7.3	-7.1
Net fee and commission income	311.4	246.1	192.5	173.7	78.5	66.8	100.1	86.4	57.6	46.1	6.4	3.6	2.3	0.6
Net trading result	8.4	7.0	24.1	24.8	8.5	10.4	10.3	9.9	11.4	7.4	2.3	0.9	4.3	0.2
General administrative expenses	-566.8	-464.0	-392.3	-306.8	-189.0	-168.6	-176.8	-159.0	-96.4	-81.4	-26.1	-20.3	-44.8	-15.4
Other result	-74.0	-21.8	40.0	-8.8	-10.3	-11.5	0.7	-16.2	-11.7	0.3	-4.3	1.2	0.2	0.1
Pre-tax profit from continuing ops	394.7	308.3	378.2	216.0	102.5	88.3	99.7	64.3	102.6	74.5	6.7	-2.5	-23.0	-15.0
Taxes on income	-80.8	-78.1	-62.8	-36.3	-18.0	-7.2	-25.6	-12.4	-20.7	-15.1	-0.4	0.2	3.6	2.7
Post-tax profit from discontinued ops	8.0	10.5	4.6	6.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Minority interests	-9.7	-7.5	-100.4	-59.3	0.0	0.0	-0.1	-0.2	-31.1	-20.2	-1.9	0.2	0.0	0.0
Net profit after minorities	312.1	233.2	210.5	127.0	84.4	81.0	74.2	51.7	50.8	39.2	6.4	-2.2	-19.4	-12.3
Average risk-weighted assets	11,383.8	10,383.2	9,150.6	8,431.4	4,074.2	3,779.6	4,588.0	4,035.4	3,669.6	2,985.6	806.4	423.8	588.0	160.2
Average attributed equity	799.9	721.8	441.1	408.3	290.7	267.9	316.9	279.8	161.8	131.1	49.4	24.2	43.0	12.9
Cost/income ratio	50.9%	55.0%	46.4%	64.6%	55.1%	57.3%	54.9%	57.9%	46.2%	48.5%	78.9%	nm	nm	nm
ROE based on net profit	52.0%	43.1%	63.6%	41.6%	38.7%	40.3%	31.2%	24.6%	41.8%	39.9%	16.6%	nm	nm	nm

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

ERSTE

ERSTE GROUP

INVESTOR INFORMATION Vienna, 30 October 2008

Erste Group further strengthens its core capital base by EUR 2.7bn

- **Tier 1 ratio already expected to rise organically, through solid earnings growth, from 7% at end 2007 to at least 7.5% in 2008**
- **The Republic of Austria to acquire EUR 2.7bn of participation capital in exchange for a fixed annual interest payment of 8%**
- **Following this measure the Tier 1 ratio will increase to over 10% by year-end**
- **EUR 6bn economic stimulus package for Austria's economy**

"Based on its best ever nine-month result, achieved despite the difficult market situation, the highest equity capital base in the history of the bank and facing the backdrop of new capital adequacy standards imposed by international competition, the Republic of Austria will acquire participation capital in Erste Group amounting to EUR 2.7bn," explained Andreas Treichl, CEO of Erste Group at the presentation of the third quarter results.

The tier 1 capital of Erste Group was expected to increase from a ratio of 7% at year-end 2007 to at least 7.5% by the end of this year, driven by the economic success of the first three quarters of the current business year. This step improves core capital by an additional EUR 2.7bn. The Tier 1 ratio will therefore increase to over 10% by the end of 2008, reaching a level in line with the raised international benchmarks for capital requirements.

"We have a fundamentally sound position and are taking this step to better equip Erste Group to cope with a tougher economic outlook and to be able to fully support economic growth in Austria and of its trade partners in such an environment," explained Andreas Treichl. "The participation certificates that will be acquired by the Republic of Austria will ensure that, above all, Austrian companies will have enough liquidity at their disposal in times of difficulty. In agreement with the Austrian government, Erste Group undertakes to ensure jointly with the savings banks that both Austrian commercial and retail customers will each have access to at least EUR 3bn in credit over the next three years," said Mr Treichl.

The participation capital, which will be repaid at 100% of the nominal value at the earliest after five years, will be non-listed, non-voting and non-transferable. Therefore, the issuance of these securities, which are recognized as core capital pursuant to §23 (4) of the Austrian Banking Act, will not result in the dilution of existing shares held by shareholders. The state will receive a fixed annual interest of 8% for the capital made available.

The transaction is expected to complete before the end of the year. Based on the business model of Erste Group and the savings banks with their focus on the retail and SME segment in the region, this acquisition of participation capital by the Republic of Austria is not contingent on any further conditions.

Erste Group will review its remuneration policy with respect to ethical and sustainability standards. Irrespective of this, some time ago, the members of the management board of Erste Group decided to

ERSTE

ERSTE GROUP

renounce their bonus payments for the current business year, which will be the best year in the history of the bank. Many senior management members have joined this decision.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

Erste Group is one of the leading financial providers in Central and Eastern Europe with its more than 54,000 employees. Erste Group serves over 16 million clients in almost 3,000 branches in 8 countries (Austria, Czech Republic, Slovakia, Romania, Hungary, Croatia, Serbia, Ukraine). As of 30 June 2008 Erste Group had EUR 214.2 billion in total assets, a half-yearly net profit of EUR 636.6 million and an after-tax ROE of 14.7%.

END